AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 2004

                                              Registration No. 333-
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------

                          GVI SECURITY SOLUTIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

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
              DELAWARE                                  3669                          77-0436410
    (State or Other Jurisdiction             (Primary Standard Industrial          (I.R.S. Employer
  of Incorporation or Organization)          Classification Code Number)         Identification Number)


                       2801 TRADE CENTER DRIVE, SUITE 120
                             CARROLLTON, TEXAS 75007
                                 (972) 245-7353
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)

                                 --------------

                              NAZZARENO E. PACIOTTI
               CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
                          GVI SECURITY SOLUTIONS, INC.
                       2801 TRADE CENTER DRIVE, SUITE 120
                             CARROLLTON, TEXAS 75007
                                 (972) 245-7353
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                 --------------

                                   Copies to:
                               ALISON NEWMAN, ESQ.
                        KRONISH LIEB WEINER & HELLMAN LLP
                           1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 479-6000

                                 --------------

      Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this registration statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______________

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______________

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ______________

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box |_|.

                                  -------------

                                             CALCULATION OF REGISTRATION FEE
========================= ====================== ====================== ====================== ======================
 TITLE OF EACH CLASS OF                            PROPOSED MAXIMUM       PROPOSED MAXIMUM
    SECURITIES TO BE          AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING          AMOUNT OF
       REGISTERED             REGISTERED(1)            SHARE(2)               PRICE(2)           REGISTRATION FEE
------------------------- ---------------------- ---------------------- ---------------------- ----------------------
      Common Stock        33,911,808 shares(3)          $5.625              $190,753,920            $24,168.52
========================= ====================== ====================== ====================== ======================

      (1) In accordance with Rule 416 under the Securities Act of 1933, this registration statement also covers any additional shares of Common Stock that shall become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of the outstanding shares of Common Stock.

      (2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. For purposes of this table, we have used the average of the closing bid and asked prices of the registrant's Common Stock on June 29, 2004, as reported by the Pink Sheets, LLC.

      (3) To be offered by selling stockholders. Includes 29,461,808 shares currently held by selling stockholders, 940,000 shares of Common Stock issuable upon exercise of warrants held by selling stockholders, 2,000,000 shares of Common Stock issuable upon conversion of a secured convertible term note held by a selling stockholder, and 1,510,000 shares of Common Stock issuable upon conversion of a secured convertible minimum borrowing note held by a selling stockholder.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             PRELIMINARY PROSPECTUS
                    SUBJECT TO COMPLETION, DATED JULY 1, 2004

                          GVI SECURITY SOLUTIONS, INC.

                        33,911,808 SHARES OF COMMON STOCK

      This prospectus relates to the sale of up to 33,911,808 shares of our Common Stock by some of our stockholders. For a list of the selling stockholders, please see "Selling Stockholders." We are not selling any shares of Common Stock in this offering and therefore will not receive any proceeds from this offering. We may, however, receive proceeds upon the exercise of the warrants registered for sale hereunder in the event that such warrants are exercised. All costs associated with this registration will be borne by us.

      These shares may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our Common Stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

      Our Common Stock currently trades in the over-the-counter market and is quoted in the "Pink Sheets" under the symbol "GVIS." On June 30, 2004, the last reported sale price of our Common Stock was $6.00 per share.

      INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISKS. PLEASE REFER TO THE "RISK FACTORS" BEGINNING ON PAGE 3.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

              THE DATE OF THIS PROSPECTUS IS ___________ __, 2004.

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY............................................................1
RISK FACTORS..................................................................3
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS....................9
USE OF PROCEEDS..............................................................10
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.....................10
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATION...............................................................11
BUSINESS ....................................................................15
MANAGEMENT...................................................................20
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...............................23
PRINCIPAL STOCKHOLDERS.......................................................25
SELLING STOCKHOLDERS.........................................................27
PLAN OF DISTRIBUTION.........................................................28
DESCRIPTION OF SECURITIES....................................................30
COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES........31
LEGAL MATTERS................................................................31
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS................................32
WHERE YOU CAN FIND MORE INFORMATION..........................................32
FINANCIAL STATEMENTS....................................................... F-1

                               PROSPECTUS SUMMARY

      This summary highlights selected information from this prospectus and may not contain all of the information that is important to an investor. We encourage you to read this entire prospectus, including our consolidated financial statements and the notes to our consolidated financial statements completely and carefully before deciding whether to invest in our Common Stock. You should also review the other available information referred to in the section entitled "Where You Can Find More Information" on page 33.

Summary of our Business

      Through our subsidiary, GVI Security, Inc., we provide complete video surveillance and security solutions to the professional, homeland security, retail and business to business security markets. We are the exclusive distributor of video surveillance products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. We also distribute other security products such as digital recording, software systems and networking products. We offer a range of security products to our professional and retail customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses, also known as closed circuit television systems
(CCTV), to more sophisticated products such as digital video recorders that can be used on a stand-alone basis or that can be integrated into larger video surveillance and security systems.

      Our customers include retail outlets such as warehouse clubs, mass-market retailers and specialty electronics stores, distributors and system integrators that specialize in video surveillance and security products and services. Our technology is available to the United States Government through a General Services Administration GSA contract.

      We operate sales and distribution centers in Dallas, Texas, Mexico City, Mexico, Sao Paulo, Brazil and Bogota, Colombia.

      On July 1, 2004, we entered into an Agreement and Plan of Merger with Rapor, Inc., pursuant to which, upon closing, Rapor would become a wholly-owned subsidiary of ours. Rapor is a developer, manufacturer and distributor of integrated security systems that control access to restricted areas. Rapor sustained a net loss of $430,401 on revenues of $648,447 for the year ended December 31, 2003. If we complete the merger with Rapor, we will issue to Rapor's stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share.

The Company

      We were incorporated in August 1996 as Thinking Tools, Inc. and were originally engaged in the software development business. From December 18, 2000 until February 20, 2004, we had no active business. On February 20, 2004, pursuant to an Agreement and Plan of Merger, we acquired all of the stock of GVI Security, Inc. in a merger, and the business of GVI Security, Inc. became our business. On April 12, 2004, we changed our name to GVI Security Solutions, Inc. and effected a one-for-65 reverse split our Common Stock.

      Our executive offices are located at 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75007. Our telephone number is (972) 245-7353.

                                  THE OFFERING

Securities Offered by
Selling Stockholders.....     33,911,808 shares of Common Stock, including
                              940,000 shares of Common Stock issuable upon exercise of warrants, and 3,510,000 shares of Common Stock issuable upon conversion of convertible notes.

Offering Price...........     Determined at the time of sale by the selling
                              stockholders.

Use of Proceeds..........     We will not receive any proceeds from the sale of
                              the shares of Common Stock by the selling stockholders. We intend to use the proceeds from the exercise of outstanding warrants, if any, for general corporate purposes.

Shares of Common Stock
outstanding before the
offering.................     29,603,750 shares.

Risk Factors.............     An investment in the Company involves significant
                              risks and uncertainties. See "Risk Factors," beginning on page 3.

                                  RISK FACTORS

      An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase shares of our Common Stock. If any of the events, contingencies, circumstances or conditions described in the risks below actually occur, our business, financial condition or results of operations could be seriously harmed. The trading price of our Common Stock could, in turn, decline and you could lose all or part of your investment.

                 RISKS RELATED TO OUR INDUSTRY AND OUR BUSINESS

A SUBSTANTIAL PORTION OF OUR BUSINESS IS ATTRIBUTABLE TO A SINGLE SUPPLIER.

      We distribute Samsung Electronics surveillance and security products in North, Central and South America under a recently amended agreement that expires on December 31, 2005 with respect to sales made by us to retailers, and August 30, 2009 with respect to sales made by us to professional users and installers. Samsung has the right to terminate the Distribution Agreement in the event we fail to purchase the minimum amount of products required to be purchased by us in a given calendar year as provided in the Distribution Agreement. Although we have relationships with other manufacturers and believe we could purchase similar products from alternative sources, we currently derive a substantial amount of our revenues from the sale of Samsung products. For the year ended December 31, 2003, 74% of GVI's revenues were attributable to products manufactured by Samsung. Although we consider our relationship with Samsung to be good, in the event we fail to purchase the minimum amount of products required under the Distribution Agreement, if Samsung fails to perform its obligations under the Distribution Agreement or we are unable to renew our agreement with Samsung, our business, financial condition and results of operations will be materially adversely affected.

IF WE ARE UNABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY AND CHANGES IN OUR CUSTOMERS' REQUIREMENTS AND PREFERENCES, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATION COULD BE MATERIALLY ADVERSELY AFFECTED.

      If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers and market share. The electronic security systems industry is characterized by rapid technological change. Sudden changes in customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our existing products, services and systems obsolete. The emerging nature of products and services in the electronic security systems industry and their rapid evolution will require that we continually improve the performance, features and reliability of our products and services. Our success will depend, in part, on our ability:

      o     to enhance our existing products and services;

      o to anticipate changing customer requirements by designing, developing, and launching new products and services that address the increasingly sophisticated and varied needs of our current and prospective customers; and

      o to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

      The development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. If we fail to introduce products with new technologies in a timely manner, or adapt our products to these new technologies, our business, financial condition and results of operations will be adversely affected. We cannot assure you that even if we are able to introduce new products or adapt our products to new technologies that our products will gain acceptance among our customers. In addition, from time to time, we or our competitors may announce new products, product enhancements or technological innovations that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in inventory obsolescence.

WE HAVE SUBSTANTIAL INDEBTEDNESS TO LAURUS MASTER FUND SECURED BY SUBSTANTIALLY ALL OF OUR ASSETS. IF AN EVENT OF DEFAULT OCCURS UNDER THE SECURED NOTES ISSUED TO LAURUS, LAURUS MAY FORECLOSE ON OUR ASSETS AND WE MAY BE FORCED TO CURTAIL OUR OPERATIONS OR SELL SOME OF OUR ASSETS TO REPAY THE NOTES.

      On May 27, 2004, we borrowed $15,000,000 from Laurus pursuant to secured promissory notes and related agreements. The notes and agreements provide for the following events of default (among others):

      o     failure to pay interest and principal when due,

      o an uncured breach by us of any material covenant, term or condition in any of the notes or related agreements,

      o a breach by us of any material representation or warranty made in any of the notes or in any related agreement,

      o any money judgment or similar final process is filed against us for more than $250,000,

      o any form of bankruptcy or insolvency proceeding is instituted by or against us, and

      o our Common Stock is suspended from our principal trading market for five consecutive days or five days during any ten consecutive days.

      In the event of a future default under our agreements with Laurus, Laurus may enforce its rights as a secured party and we may lose all or a portion of our assets, be forced to materially reduce our business activities or cease operations.

WE MAY REQUIRE ADDITIONAL FUNDING TO SUSTAIN AND GROW OUR BUSINESS, WHICH FUNDING MAY NOT BE AVAILABLE TO US ON FAVORABLE TERMS OR AT ALL. IF WE DO NOT OBTAIN FUNDING WHEN WE NEED IT, OUR BUSINESS MAY BE ADVERSELY AFFECTED. IN ADDITION, IF WE HAVE TO SELL SECURITIES IN ORDER TO OBTAIN FINANCING, THE RIGHTS OF OUR CURRENT HOLDERS MAY BE ADVERSELY AFFECTED.

      We may have to seek additional outside funding sources to satisfy our future financing demands if our operations do not produce the level of revenue we require to maintain and grow our business. We will also need funding to pursue acquisitions. We cannot assure you that outside funding will be available to us at the time that we need it and in the amount necessary to satisfy our needs, or, that if such funds are available, they will be available on terms that are favorable to us. If we are unable to secure financing when we need it, our business may be adversely affected. If we have to issue additional shares of Common Stock or securities convertible into Common Stock in order to secure additional funding, our current stockholders may experience dilution of their ownership of our shares. In the event that we issue securities or instruments other than Common Stock, we may be required to issue such instruments with greater rights than those currently possessed by holders of our Common Stock.

WE HAVE EXPERIENCED RECENT OPERATING LOSSES AND MAY INCUR ADDITIONAL OPERATING LOSSES IN THE FUTURE.

      Although GVI Security, Inc. was profitable prior to the closing of the merger, we incurred a net loss of approximately $269,000 for the three-month period ended March 31, 2004 and anticipate incurring a net loss for the three month period ended June 30, 2004 as well. These losses are primarily attributable to increased administrative, accounting, finance and legal costs following the GVI merger. Acquisitions costs and the performance of newly acquired subsidiaries may also contribute to future operating losses. In the event we are unable reduce our costs and/or generate sufficient additional revenues to offset our increased costs, our business plan and financial condition will be materially and adversely affected.

WE MAY NOT BE ABLE TO MAINTAIN OR IMPROVE OUR COMPETITIVE POSITION BECAUSE OF STRONG COMPETITION IN THE ELECTRONIC SECURITY SYSTEMS INDUSTRY, AND WE EXPECT THIS COMPETITION TO CONTINUE TO INTENSIFY.

      The electronic security systems industry is highly competitive and has become more so over the last several years as security issues and concerns have become a primary consideration at both government and private facilities worldwide. Competition is intense among a wide range and fragmented group of product and service providers, including electronic security equipment manufacturers, distributors, providers of integrated security systems, systems integrators, consulting firms and engineering and design firms and others that provide individual elements of a system. Some of our competitors are larger than us and possess significantly greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products and services that meet customer requirements or are otherwise superior to our products and services and may be able to more effectively market their products than we can because they have significantly greater financial, technical and marketing resources than we do. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. Increased competition could require us to reduce our prices, result in our receiving fewer customers orders, and result in our loss of market share. We cannot assure you that we will be able to distinguish ourselves in a competitive market. To the extent that we are unable to successfully compete against existing and future competitors, our business, operating results and financial condition would be materially adversely affected.

WE DEPEND ON OUR MANUFACTURERS, SOME OF WHICH ARE OUR SOLE SOURCE FOR SPECIFIC PRODUCTS. OUR BUSINESS AND REPUTATION WOULD BE SERIOUSLY HARMED IF THESE MANUFACTURERS FAIL TO PERFORM THEIR CONTRACTUAL OBLIGATIONS TO US AND ALTERNATIVE SOURCES ARE NOT AVAILABLE.

      In addition to Samsung, we have strategic relationships with a number of other manufacturers for our products. Our success depends in part on whether our manufacturers fulfill their contractual obligations satisfactorily and in a timely manner. If any of our manufacturers fail to satisfactorily perform their contractual obligations, we may be required to pursue replacement manufacturer relationships. If we are unable to find replacements on a timely basis, or at all, we may be forced to either temporarily or permanently discontinue the sale of certain products and associated services, which could expose us to legal liability, loss of reputation and risk of loss or reduced profit. Although we continually evaluate our relationships with our manufacturers and plan for contingencies if a problem should arise with a manufacturer, finding new manufacturers that offer a similar type of product would be a complicated and time consuming process and we cannot assure you that if we ever need to find a new manufacturer for certain of our products we would be able to do so on a completely seamless basis, or at all. Our business, results of operation and reputation would be adversely impacted if we are unable to provide our products to our customers in a timely manner.

OUR FUTURE SUCCESS DEPENDS IN PART ON ATTRACTING AND RETAINING KEY SENIOR MANAGEMENT AND QUALIFIED TECHNICAL AND SALES PERSONNEL. WE ALSO FACE CERTAIN RISKS AS A RESULT OF THE RECENT CHANGES TO OUR MANAGEMENT TEAM.

      Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends on Nazzareno Paciotti who joined us as our Chief Executive Officer and Chief Financial Officer in February 2004, and Thomas Wade, the President of our subsidiary. Mr. Paciotti has an employment agreement with us and Mr. Wade has an employment agreement with our subsidiary. There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot assure you that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. We also cannot assure you that our employees will not leave and subsequently compete against us. If we cannot work together effectively to overcome any operational challenges that arise during the integration process, if our new management team cannot master the details of our business and our market or if we are unable to attract and retain key personnel in the future, our business, financial condition and results of operations could be adversely affected.

WE RELY ON INDEPENDENT DEALERS AND DISTRIBUTORS TO SELL OUR PRODUCTS, AND PRIMARILY ON A SINGLE RETAILER TO SELL OUR PRODUCTS IN THE RETAIL CHANNEL. DISRUPTION TO THESE DISTRIBUTION CHANNELS WOULD HARM OUR BUSINESS.

      Because we sell a significant portion of our products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. In particular, our dealers and distributors maintain significant levels of our products in their inventories. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted. Sales through our distributors to a major retailer comprised 96% of our retail sales for the year ended December 31, 2003. Any reduction in sales to that retailer could also negatively impact our sales.

      Our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business could suffer.

OUR BUSINESS AND REPUTATION AS A DISTRIBUTOR OF HIGH QUALITY VIDEO SURVEILLANCE AND SECURITY EQUIPMENT MAY BE ADVERSELY AFFECTED BY PRODUCT DEFECTS OR SUBSTANDARD PERFORMANCE.

      We believe that we offer state-of-the art products that are reliable and competitively priced. In the event that our products do not perform to specifications, we might be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses, disrupt sales and affect our reputation and that of our products, which would have a material adverse effect on our business, financial condition and results of operations. Furthermore, product defects could result in substantial product liability. Although we currently maintain product liability insurance, we cannot assure you that it is adequate or that it will remain available on acceptable terms. If we face liability claims that exceed our insurance or that are not covered by our insurance, our business, financial condition and results of operation would be adversely affected.

FAILURE TO MANAGE OUR GROWTH AND EXPANSION EFFECTIVELY COULD ADVERSELY AFFECT OUR BUSINESS.

      Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have increased and plan to continue to increase the scope of our operations domestically and internationally. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. If we are unable to effectively manage our growth, our business could be adversely affected.

OUR GROWTH STRATEGY INCLUDES MAKING ACQUISITIONS IN THE FUTURE, WHICH COULD SUBJECT US TO SIGNIFICANT RISKS, ANY OF WHICH COULD HARM OUR BUSINESS.

      Our growth strategy includes identifying and acquiring or investing in suitable candidates on acceptable terms. In particular, over time, we may acquire or make investments in providers of product offerings that complement our business and other companies in the security industry.

      Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

      o diversion of management's attention from running our existing business;

      o increased expenses, including travel, legal, administrative and compensation expenses resulting from newly hired employees;

      o increased costs to integrate personnel, customer base and business practices of the acquired company with our own;

      o adverse effects on our reported operating results due to possible write-down of goodwill associated with acquisitions;

      o potential disputes with sellers of acquired businesses, technologies, services or products; and

      o     dilution to stockholders if we issue securities in any acquisition.

      Moreover, performance problems with an acquired business, technology, product or service could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, product or service could significantly under-perform relative to our expectations, and we may not achieve the benefits we expect from our acquisitions. For all these reasons, our pursuit of an acquisition and investment strategy or any individual acquisition or investment, could have a material adverse effect on our business, financial condition and results of operations.

OUR PRODUCT OFFERINGS INVOLVE A LENGTHY SALES CYCLE AND WE MAY NOT ANTICIPATE SALES LEVELS APPROPRIATELY, WHICH COULD IMPAIR OUR PROFITABILITY.

      Some of our products and services are designed for medium to large commercial, industrial and government facilities desiring to protect valuable assets and/or prevent intrusion into high security facilities in the United States and abroad. Given the nature of our products and the customers that purchase them, sales cycles can be lengthy as customers conduct intensive investigations and deliberate between competing technologies and providers. For these and other reasons, the sales cycle associated with some of our products and services is typically lengthy and subject to a number of significant risks over which we have little or no control.

      If sales in any period fall significantly below anticipated levels, our financial condition and results of operations could suffer. In addition, our operating expenses are based on anticipated sales levels, and a high percentage of our expenses are generally fixed in the short term. As a result of these factors, a small fluctuation in timing of sales can cause operating results to vary from period to period.

WE FACE LABOR, POLITICAL AND CURRENCY RISKS BECAUSE SAMSUNG ELECTRONICS' FACTORIES ARE LOCATED IN KOREA, AND WE MAY FACE OTHER RISKS IF WE CONTINUE TO EXPAND OUR BUSINESS INTERNATIONALLY.

      Since our main supplier is located in Korea, we may face a number of additional risks, including those arising from the current political tension between North and South Korea. While we have not faced any problems to date, in the future, as we continue to expand our business internationally, we may face:

      o     regulatory limitations imposed by foreign governments,

      o     fluctuations in currency exchange rates,

      o     political, military and terrorist risks,

      o disruptions or delays in shipments caused by customs brokers or government agencies,

      o unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, and

      o potentially adverse tax consequences resulting from changes in tax laws.

      We cannot assure you that one or more of the factors described above will not have a material adverse effect on our business, financial condition and results of operation.

                                INVESTMENT RISKS

OUR COMMON STOCK IS THINLY TRADED ON "PINK SHEETS" AND WE MAY BE UNABLE TO OBTAIN LISTING OF OUR COMMON STOCK ON A MORE LIQUID MARKET.

      There is currently a very limited volume of trading in our Common Stock and on many days there is no trading activity at all in our Common Stock. Our Common Stock is quoted on the "Pink Sheets", which provides significantly less liquidity than a securities exchange (such as the American or New York Stock Exchange) or an automated quotation system (such as the Nasdaq National or SmallCap Market). There is uncertainty that we will ever be accepted for a listing on an automated quotation system or securities exchange.

PENNY STOCK REGULATIONS MAY AFFECT YOUR ABILITY TO SELL OUR COMMON STOCK.

      If the price of our Common Stock falls below $5.00 per share, our Common Stock could become subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker dealers which sell these securities to persons other than established customers and accredited investors. Under these rules, broker-dealers who recommend penny stocks to persons other than established customers and "accredited investors" must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our Common Stock and may make it more difficult for holders of our Common Stock to sell shares to third parties or to otherwise dispose of them.

FUTURE SALES OF COMMON STOCK BY LAURUS AND OUR EXISTING STOCKHOLDERS COULD RESULT IN A DECLINE IN THE MARKET PRICE OF OUR STOCK.

      Prior to the effective date of this registration statement, approximately 200,000 shares of our Common Stock were eligible for sale in the public market. This represents less than one percent of our outstanding shares of Common Stock. Sales of a significant number of shares of our Common Stock in the public market could result in a decline in the market price of our Common Stock, particularly in light of the illiquidity and low trading volume in our Common Stock. In connection with the merger pursuant to which GVI became our wholly owned subsidiary, we agreed to file this registration statement covering up to 29,461,818 shares of our Common Stock currently outstanding. Although such shares are subject to a lock-up which prohibits each such stockholder from selling more than 4% of the shares of Common Stock held by such stockholder in any 90-day period, sales of substantial amounts of our Common Stock in the public market could adversely affect the market price of our Common Stock. Furthermore, shares we may issue to Laurus are not subject to any lock-up.

OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS OWN A SIGNIFICANT PERCENTAGE OF OUR SHARES, WHICH WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.

      Our directors, executive officers and other principal stockholders own approximately 98% of our outstanding Common Stock as of June 30, 2004. In addition, one of our principal stockholders is the holder of our Series B Convertible Preferred Stock which gives that stockholder the right to elect a majority of our directors until March 7, 2005. Accordingly, these stockholders could have a significant influence over the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets and also could prevent or cause a change in control. The interests of these stockholders may differ from the interests of our other stockholders. In addition, limited number of shares held in public float effect the liquidity of our Common Stock. Third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership.

                         CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

      This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management and information currently available to management. The use of words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely" or similar expressions, indicates a forward-looking statement.

      Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results are beyond the ability of GVI Security Solutions to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements, which speak only to the date made. For those statements, GVI Security Solutions claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

      For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on page 3.

      The identification in this document of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

      You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of Common Stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

                                 USE OF PROCEEDS

      There will be no proceeds to the Company from the sale of shares of Common Stock in this offering. However, the Company may receive up to approximately $3,290,000 upon exercise of the outstanding warrants covered by this prospectus (assuming that no warrant holder acquires shares by a "cashless" exercise). We intend to use any proceeds from the exercise of warrants for working capital purposes.

         MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

      Our Common Stock trades in the over-the-counter-market under the symbol "GVIS." Prior to April 14, 2004, our Common Stock was quoted under the symbol "TSIM." Trades of our Common Stock are currently quoted on the Pink Sheets LLC. Trades in our Common Stock were reported by the OTC Bulletin Board for the period commencing January 1, 2002 and ending June 9, 2002, and, by Pink Sheets LLC thereafter. The following table sets forth the quarterly high and low bid prices of a share of our Common Stock as reported by OTC Bulletin Board and Pink Sheets LLC respectively. The quotations listed below reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. The high price during the second quarter of 2004 reflects the one-for-65 reverse split of our Common Stock effected on April 12, 2004.

                                                                 PRICE
                                                                 -----
                                                              HIGH        LOW
                                                              ----        ---
         2002
               First quarter..............................    $0.24     $0.10
               Second quarter.............................    $0.15     $0.01
               Third quarter..............................    $0.15     $0.04
               Fourth quarter.............................    $0.045    $0.02

         2003
               First quarter..............................    $0.02     $0.02
               Second quarter.............................    $0.03     $0.01
               Third quarter..............................    $0.05     $0.01
               Fourth quarter.............................    $0.10     $0.01

         2004
               First quarter..............................    $0.51     $0.02
               Second quarter ............................   $32.51     $0.10

      The number of holders of record for our Common Stock as of June 30, 2004 was approximately 65. This number excludes individual stockholders holding stock under nominee security position listings.

DIVIDENDS

      We have not paid any cash dividends on our Common Stock and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, our agreements with Laurus prohibits the payment of cash dividends. Nonetheless, the holders of our Common Stock are entitled to dividends when and if declared by our board of directors from legally available funds.

                      EQUITY COMPENSATION PLAN INFORMATION

      The following table sets forth information with respect to equity compensation plans (including individual compensation arrangements) of the Company as of December 31, 2003, as adjusted to reflect the subsequent one-for-65 reverse split of our Common Stock.


                                                                                             NUMBER OF SECURITIES REMAINING
                                   NUMBER OF SECURITIES TO BE        WEIGHTED-AVERAGE      AVAILABLE FOR FUTURE ISSUANCE UNDER
                                     ISSUED UPON EXERCISE OF        EXERCISE PRICE OF     EQUITY COMPENSATION PLANS (EXCLUDING
                                  OUTSTANDING OPTIONS, WARRANTS    OUTSTANDING OPTIONS,    SECURITIES REFLECTED IN COLUMN(A))
                                           AND RIGHTS              WARRANTS AND RIGHTS                     (C)
                                               (A) (B)
Equity compensation
plans approved by
security holders...........                    158                        $65.00                         14,858

Equity compensation
plans not approved by security
holders...................                   95,656                       $29.90                           -0-

         Total.............                  95,814                       $29.90                         14,858


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      From December 2000 until we acquired GVI Security, Inc. in a merger transaction on February 20, 2004, we had no active business operations. As a result of the merger, GVI Security, Inc. became our wholly-owned subsidiary, and the business of GVI Security became our business. Following the merger, on April 12, 2004, we changed our name from Thinking Tools, Inc. to GVI Security Solutions, Inc. Since the former stockholders of GVI Security, Inc. acquired a majority of our voting interests in the merger, the transaction was treated as a reverse acquisition, with GVI Security, Inc. treated as the acquirer for accounting purposes. Accordingly, the pre-merger financial statements of GVI Security, Inc. are our historical financial statements.

      Through our subsidiary, GVI Security, Inc., we provide complete video surveillance and security solutions to the professional, homeland security, retail and business to business security markets. We are the exclusive distributor of video surveillance products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. We also distribute other security products such as digital recording, software systems and networking products. We offer a range of security products to our professional and retail customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses, also known as closed circuit television systems
(cctv), to more sophisticated products such as digital video recorders that can be used on a stand-alone basis or that can be integrated into larger video surveillance and security systems.

CRITICAL ACCOUNTING POLICIES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe the following critical accounting policies have significant effect in the preparation of our consolidated financial statements.

REVENUE RECOGNITION

      Our primary source of revenue is from sales of our products. We generally recognize product revenue upon the shipment of merchandise to customers. The Company accrues for sales returns and warranty costs based on its experience.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

      We maintain allowances for doubtful accounts for estimated losses from customers' inability to make payments. We assess each account that is more than 90 days delinquent and other accounts when information known to us indicates amounts may be uncollectible. In order to estimate the appropriate level of the allowance, we consider such factors as historical bad debts, current customer credit worthiness, changes in customer payment patterns and any correspondence with the customer. In 2003, we experienced losses, or recorded provisions for potential losses, totaling $448,000, or less than 1% of revenues. If the financial condition of our customers were to deteriorate and impair their ability to make payments, additional allowances might be required in future periods.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2004 COMPARED TO THREE MONTHS ENDED MARCH 31, 2003

      NET REVENUES. Total net revenues increased 50% to approximately $15 million in the first quarter of 2004 from approximately $10 million in the first quarter of 2003. The increase was due to increases in sales across the range of our products together with the introduction of several new products manufactured by both Samsung Electronics and the other manufacturers whose products we distribute.

      COST OF GOODS SOLD. Total cost of goods sold increased 52% to approximately $12.5 million in the first quarter of 2004 from approximately $8.2 in the first quarter of 2003. The increase was due to the increased revenue volume in addition to higher inbound freight costs and changes in our product mix. As a result of the changes in sales and costs of goods sold, gross profit in the first quarter of 2004 increased to approximately $2.5 million from approximately $1.8 million in the first quarter of 2003, and gross profit as a percentage of net sales decreased to 16.8% in the first quarter of 2004 compared with 17.9% in the first quarter of 2003.

      SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Total selling, general and administrative expenses increased 100% to approximately $2.8 million in the first quarter of 2004 from approximately $1.4 million in the first quarter of 2003.

      SALES AND MARKETING. Sales and marketing expenses increased 97% to approximately $1,231,000 in the first quarter of 2004 from approximately $624,000 in the first quarter of 2003. The increase was primarily due to increased commissions, salaries, contract and temporary help, and travel-related expenses.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 93% to approximately $1,576,000 in the first quarter of 2004 from approximately $818,000 in the first quarter of 2003. The increased general and administrative expense was primarily due to increased salaries and wages associated with additional hires, additional provision for doubtful accounts resulting from our higher revenues as well as the inclusion of expenses associated with the reverse merger completed on February 20, 2004 and costs associated with being a public company amounting to approximately $300,000 in the first quarter of 2004, with no corresponding type charges in the first quarter of 2003.

      INTEREST EXPENSE. Interest expense in the first quarter of 2004 increased 54% to approximately $88,000 from approximately $57,000 in the first quarter of 2003. The increase was primarily related to higher outstanding borrowings during the first quarter of 2004 compared with the first quarter of 2003.

      INCOME TAX EXPENSE (BENEFIT). The provision for federal, state and local income tax benefit was a tax benefit of approximately $106,000 for the first quarter of 2004 compared with $0 tax expense for the first quarter of 2003. Prior to May 23, 2003, GVI Security, Inc. elected to be taxed under the provisions of Sub Chapter S of the Internal Revenue Code. As a Sub Chapter S corporation, GVI did not provide for or pay any Federal or certain corporate or state income taxes on its taxable income for the period from January 1, 2003 until May 2003.

      NET INCOME. As a result of the items discussed above in the first quarter of 2004 there was a net loss of $269,000 compared with a net income of $296,000 in the first quarter 2003.

YEAR ENDED DECEMBER 31, 2003 COMPARE TO YEAR ENDED DECEMBER 31, 2002

      NET REVENUES. Total net revenues increased 52% to approximately $56.3 million for the year 2003 from approximately $37.1 million in 2002. The increase was due to increases in sales across the range of our products together with the introduction of several new products manufactured by both Samsung Electronics and the other manufacturers whose products we distribute.

      COST OF GOODS SOLD. Total cost of goods sold increased 53% to approximately $46.7 million in 2003 from approximately $30.5 million in 2002. The increase was due to the increased revenue volume in addition to higher inbound freight costs and changes in our product mix. As a result of the changes in sales and costs of goods sold, gross profit for 2003 increased to approximately $9.7 million from approximately $6.6 million for 2002, and gross profit as a percentage of net sales decreased to 17.2% for 2003, compared with 17.7% for 2002.

      OPERATING EXPENSES. Total operating expenses increased 49% to approximately $7.6 million in 2003 from approximately $5.1 million in 2002.

      SALES AND MARKETING. Sales and marketing expenses increased 30% to approximately $3.5 million in 2003 from approximately $2.6 million in 2002. The increase was primarily due to increased commissions, salaries and travel-related expenses.

      GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 69% to approximately $4.1 million in 2003 from approximately $2.5 million in 2002. The increase was primarily due to increased salaries and wages associated with additional hires and additional provision for doubtful accounts resulting from our higher revenues.

      INTEREST EXPENSE. Interest expense for 2003 decreased 7% to approximately $228,000 in 2003 from approximately $244,000 in 2002. The decrease was primarily related to lower interest rates during 2003 compared with 2002.

      PROVISION FOR INCOME TAXES. The provision for federal, state and local income taxes was approximately $536,000 for 2003 and approximately $56,000 for 2002. Prior to May 23, 2003, GVI was taxed under the provisions of Sub Chapter S of the Internal Revenue Code. As a Sub Chapter S corporation, GVI did not provide for or pay any Federal or certain corporate or state income taxes on its taxable income for the year ended December 31, 2002 and for the period from January 1, 2003 until May 2003. In May 2003, GVI lost its Sub Chapter S corporation status, and accordingly a provision has been made for the payment of income taxes based on GVI's prorated taxable income for 2003.

      NET INCOME. As a result of the items discussed above, net income for 2003 was approximately $1.3 million, compared with net income of approximately $1.1 million for 2002, an increase of 11%.

LIQUIDITY AND CAPITAL RESOURCES

      Historically, GVI has funded its operations primarily through cash generated from operations as well as borrowings under secured revolving credit facilities. At March 31, 2004, we had cash and cash equivalents of approximately $960,000, working capital of approximately $9.0 million and outstanding revolving loans of approximately $8.025 million, with approximately $369,000 of additional availability under a revolving credit agreement, compared to GVI's cash and cash equivalents of approximately $387,000, working capital of approximately $5.0 million and outstanding revolving loans of approximately $3.47 million, with approximately $1,021,000 of additional availability under a revolving credit agreement with GVI's prior lender at March 31, 2003. The approximately $573,000 increase in cash and cash equivalents at March 31, 2004 resulted primarily from increased business levels.

      On March 31, 2004, our Chief Executive Officer and affiliates of two of our directors provided us with an aggregate of $159,000 of subordinated convertible loans to fund short-term capital requirements. Such loans bore interest at a rate of 10% per annum and were repaid in full on June 30, 2004.

      On May 27, 2004, we closed a $15 million convertible debt financing with Laurus Master Fund, Ltd. under which we were provided with a $5 million term loan and a $10 million accounts receivable loan facility. At closing, we borrowed $5 million under the term loan and $10 million under the receivable facility, and used $10,016,000 of the proceeds to repay in full the indebtedness outstanding under our subsidiary's revolving credit agreement with Comerica Bank. Additional proceeds of the financing were used to increase working capital, pay closing fees to Laurus in the aggregate amount of $617,500, and pay a finder's fee in the amount of $800,000. As part of the transaction, Laurus was also issued a seven-year warrant to purchase 940,000 shares of our Common Stock at a price of $3.50 per share. We agreed to issue a similar warrant to purchase 94,000 shares of Common Stock to the finder. Borrowings under the Laurus financing are secured by all of our assets.

      The term loan is evidenced by a Secured Convertible Term Note and, subject to monthly adjustments as set forth below, bears interest at an initial rate per annum equal to the prime rate (as reported in the Wall Street Journal), plus two percent, subject to a floor of six percent. Interest on the term loan is payable monthly commencing June 1, 2004, and amortizing payments of principal on the term loan are payable monthly commencing September 1, 2004, with a final payment due on May 27, 2007. The interest rate under the Term Note is subject to downward adjustment at the end of each month as follows. If at the end of the applicable month we have registered the shares of Common Stock underlying the Term Note with the SEC, interest payable on the term loan will be adjusted downward by 200 basis points (two percent) for each incremental 25 percent increase in the market price of our Common Stock, at the end of the month, in excess of the conversion price under the Term Note. The interest rate will be adjusted downward by only 100 basis point (one percent) for each incremental 25 percent increase in the market price of our Common Stock in excess of the conversion price under the Term Note in the event we have not registered the shares of Common Stock underlying the Term Note at such time.

      Amounts outstanding under the Term Note are convertible into Common Stock at Laurus's option at a conversion price initially equal to $2.70 per share. In addition, subject to (i) having an effective registration statement with respect to the shares of Common Stock underlying the Term Note, and (ii) limitations based on trading volume of the Common Stock, scheduled principal and interest payments under the Term Note will be made in shares of Common Stock valued at the conversion price. Prepayments under the Term Note are subject to a premium in the amount of 20% of the principal being prepaid.

      Subject to monthly adjustments as set forth below, borrowings under the receivable facility bear interest at an initial rate per annum equal to the prime rate minus two percent. The interest rate under the receivable facility is subject to downward adjustment at the end of each month in the same manner as provided for under the Term Note. In addition, on and after November 26, 2004, if the market price of our Common Stock is below the fixed conversion price at the end of a month, the interest rate under the receivable facility will be reset to equal the prime rate plus two percent. The receivable facility terminates, and borrowings thereunder become due, on May 27, 2007.

      Amounts outstanding under the receivable facility are convertible to Common Stock at Laurus's option at a conversion price initially equal to $3.38 per share. To the extent we repay loans outstanding under the receivable facility and/or Laurus converts loans under the receivable facility into Common Stock, we may reborrow or make additional borrowings under the receivable facility, provided that aggregate loans outstanding under the receivable facility at any time may not exceed the lesser of $10 million or a borrowing base equal to the sum of 90% of "eligible accounts" plus 60% of "eligible inventory" (with borrowings based on eligible inventory limited to $2 million).

      The conversion prices under the Term Note and the receivable facility are subject to equitable adjustment for stock splits, stock dividends and similar events, and "weighted average" adjustment for future stock issuances (other than stock issuances in specifically excepted transactions).

      Management believes that our existing cash position and financing with Laurus combined with internally generated cash flow will satisfy our cash requirements for the remainder of 2004.

                                    BUSINESS

OVERVIEW

      Through our subsidiary, GVI Security, Inc., we provide complete video surveillance and security solutions to the professional, homeland security, retail and business to business security markets. We are the exclusive distributor of video surveillance products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. We also distribute other security products such as digital recording, software systems and networking products. We offer a range of security products to our professional and retail customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses, also known as closed circuit television systems
(CCTV), to more sophisticated products such as digital video recorders that can be used on a stand-alone basis or that can be integrated into larger video surveillance and security systems.

      Our customers include retail outlets such as warehouse clubs, mass-market retailers and specialty electronics stores, distributors and system integrators that specialize in video surveillance and security products and services. Our technology is available to the United States Government through a General Services Administration GSA contract.

      We operate sales and distribution centers in Dallas, Texas, Mexico City, Mexico, Sao Paulo, Brazil and Bogota, Colombia.

CORPORATE HISTORY

      We were incorporated in Delaware in August 1996 as Thinking Tools, Inc. Following our organization, we succeeded by merger to the business of Thinking Tools, Inc., a California corporation engaged in developing and marketing business simulation software. Thinking Tools California was incorporated on December 30, 1993 at which time it purchased certain assets of the Business Simulation Division of Maxis, Inc., a computer game company and creator of the simulation game SimCity.

      In September 1997, we introduced Think 2000, a Year 2000 business simulation software product. Changes in market conditions and lack of demand for Year 2000 software products had an adverse effect on our business, results of operations and financial condition, and in April, 1999, we eliminated substantially all of our operations and terminated substantially all of our personnel.

      On March 7, 2000, through a newly-formed and wholly-owned subsidiary, StartFree.com, Inc., we acquired the business and substantially all of the assets and certain of the liabilities of Tritium Network, Inc., an Internet software and service provider. StartFree was not able to generate sufficient revenues to support its operations, which we discontinued in December, 2000.

      From the time we discontinued Startfree's operations until February 20, 2004, we had no active business. On February 20, 2004, pursuant to an Agreement and Plan of Merger, GVI Security, Inc., a Delaware corporation, merged with our newly-formed wholly-owned subsidiary, GVI Security Acquisition Corp., becoming our wholly owned subsidiary, and on April 12, 2004, we changed our name to GVI Security Solutions, Inc.

ELECTRONIC SECURITY SYSTEMS INDUSTRY

      The electronic security systems industry is comprised of five major participant groups. These are: product designers/manufacturers, manufacturers' representatives, distributors, system integrators and dealers. Some manufacturers are also their own system integrators, while many other manufacturers sell exclusively through the manufacturers' representatives and system integrators. We are the exclusive distributor of video surveillance products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. We are also a distributor of other security products manufactured by high technology manufacturers.

      Today, video surveillance is among the fastest growing segments of the electronic security systems industry. Video surveillance has undergone significant changes over the last few years, from the introduction of affordable digital cameras to the birth of digital recording. Cost effective digital video recorders (DVR) have enabled a shift from human surveillance to more sophisticated computer-driven surveillance that utilizes archiving, data mining and artificial intelligence with predictive behavior algorithms. A DVR is a computer with special interface cards that accepts camera input and converts video signals to digital data and stores this data on the hard disc drive of the computer. The benefits of the DVR are its capacity to store large volumes of data, the clarity of its pictures, the lack of distortion of images and its capability to perform rapid searches based upon certain pre-defined parameters. We believe that over the next few years we will see a full shift in the video surveillance segment of the electronic security systems industry from analog to digital equipment.

STRATEGIES

      Our objective is to provide "total solutions" for our customers and partners by providing a range of products and engineering services designed to meet the specific needs of the end user. From our simple pre-packaged suites of easy-to-install security solutions to our range of products that can be fully integrated into a comprehensive security solution, our goal is to provide our customers with excellent service and superior technology at competitive prices.

      We believe that by delivering the highest levels of customer service, we can strengthen our reputation as a reliable and cost-effective provider in the electronic security systems industry and develop customer loyalty. We are trying to anticipate and meet our customers' needs by increasing the range of products and services we offer by entering into new business alliances and by pursuing acquisitions of complementary businesses enabling us to offer new products and services. Our goals include further developing our expertise and products in the digital video recording sector, access control and detection product areas. Further, we intend to grow our business by expanding and diversifying our distribution channels and capitalizing on domestic and international expansion opportunities.

      Our growth strategy also includes identifying and acquiring businesses engaged in similar or complementary industries. However, there can be no assurance that we will consummate any additional acquisitions or that any business we acquire will be successful. In addition, the acquisition of a business through the issuance of our securities will result in dilution to our existing stockholders.

PRODUCTS AND SERVICES

      We are committed to setting new standards in quality, performance and value by providing "best of breed" integrated security products. We offer a range of video surveillance and security systems to our retail and professional customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses to more sophisticated products that can be used on a stand-alone basis or that can be integrated into a larger more sophisticated security system. We serve the import, support, marketing, inventory, warranty and distribution needs of our customers.

Professional Products

      Our objective is to provide complete security solutions for our professional customers, by providing a suite of fully-integrated products that is complemented by the extensive knowledge and expertise of our dedicated Enterprise Solutions Group. Our Enterprise Solutions Group will work closely with our professional customers to assist them in submitting bids for projects, designing security systems and developing the specifications for a project. Our Enterprise Solutions Group also provides end-to-end project management, including installation and implementation of the security systems, and after-sale service and support.

      We sell the following products separately and as part of our fully integrated suite of video surveillance and integrated security solutions:

      o     access control

      o a full line of black and white and color cameras, which include motion detection, low light day/night and high resolution, all with systems integration capabilities

      o     a range of waterproof and weather resistant cameras

      o     high speed, remote controlled, dome and pinhole cameras and casings

      o     a complete range of lenses

      o     a range of black and white, color, plasma and flat screen monitors

      o real time and time lapse videocassette and digital recorders and hard disk recorders

      o digital watchdog ATM/point of service transaction verification software

      o     standalone digital recorders

      o     video transmission equipment

      o digital processors (quads and multiplexers), switchers and video management systems

      o     digital video recording software

      We rely on original equipment manufacturer relationships for a number of our standard products. In some instances, we purchase products that meet our specifications from a manufacturer and distribute these products under the GVI label. When assembly of our products is required, it is done in our Dallas, Texas facility.

Consumer Products

      As the cost of CCTV products decline, small businesses and homeowners in increasing numbers are installing security surveillance systems to replace or supplement conventional alarm systems. The consumer products market consists of end users who purchase systems and install them on their own. Our consumer products include a broad range of pre-packaged CCTV security solutions. Our CCTV solutions range from simple four camera observation systems with monitor and recording devices, to more sophisticated systems that rely on switching with many cameras and monitoring points. Our CCTV products offered to consumers through the retail channel include options such as black & white or color monitors and varying camera counts. Our CCTV products address the typical acquisition, transmission, viewing, storage and retrieval of video images needs of the consumer, and encompass the integration of all the standard components necessary to supply a complete security solution to an end user.

Customer Support

      We believe that our ability to establish and maintain long-term relationships with our customers and differentiate ourselves from the competition depends significantly on the strength of our customer support operations and staff. We offer customer support to both our retail and our professional customers. We operate customer support centers in Dallas, Texas, Mexico City, Mexico, Sao Paulo, Brazil, and Bogota, Colombia and also utilize a number of independent service providers in the other territories that we service.

DISTRIBUTION AND MARKETING

      We believe that our dual distribution channels enable us to reach a broad range of potential customers with products and services targeted to meet their needs and to increase our exposure across the market. We believe that we provide our customers with functional solutions with superior performance at competitive prices across both of our distribution channels.

      Professional Channel. We offer a wide range of products and services through local, regional and national system integrators and distributors who resell our products to professional security providers. System integrators, on their own, or with the assistance of our Enterprise Solutions Group utilize our products to develop and install a fully integrated security suite for end users. Our Enterprise Solutions Group will engineer and deliver integrated security solutions to end users including airports, sea ports, military installments, high security federal installations, fortune 500 corporations, casino, gaming and institutional end users. For the year ended December 31, 2003, 45% of GVI's revenues were generated through sales in our Professional Channel.

      Retail Channel. We also offer our products and services through warehouse clubs, mass-market retailers and specialty electronics stores including Sam's Club, Costco, CompUSA, Wal-Mart, Fry's Electronics and J & R Music & Computer World. Through retailers we offer a pre-packaged suite of easy-to-install CCTV systems that are suitable for homes and small businesses. We also maintain a technical support hotline for all of our retail customers. For the year ended December 31, 2003, 55% of GVI's revenues were generated through sales in our Retail Channel. Sales through our distributor to a major national retailer comprised approximately 96% of these retail sales.

      We utilize regional sales executives who often support sales across all of our product and service offerings. We use a combination of our internal sales force and independent representatives to sell our products to dealers and systems integrators.

COMPETITION

      We believe that the range of our product and service offerings and our distribution channels enable us to compete favorably in the market for video surveillance security products and services. However, some of our competitors have greater name recognition, longer operational histories and greater financial, marketing and managerial resources than we do.

      The key factors which drive competition in the video surveillance and security industry are merchandising, price, quality, product performance, ease of integration and customer service and support.

Competition in the Professional Sector

      There are a number of distributors of highly sophisticated, technologically advanced security components. Very few of these distributors, however, offer fully integrated security suites that can be customized to meet the specific needs of the end user. We believe that we have distinguished ourselves in this market by providing our professional customers with superior levels of customer service and by giving them the flexibility to choose between purchasing our products separately or utilizing the expertise and knowledge of our Enterprise Solutions Group to design and implement a fully integrated customized security suite for their end users using our products. Our main competitors in the professional sector are Pelco and Panasonic.

Competition in the Retail Sector

      The market for video surveillance and security systems components is highly competitive and includes a wide range of electronics companies, each proficient at supplying a certain component of a CCTV, but only a few of these companies have developed a pre-packaged integrated security system. At this time, our main competitor in this sector is Strategic Vista, which sells products under the Lorex and Sylvania brands. We believe that we have distinguished ourselves in the retail market by the quality of our merchandising and the range of features our products offer relative to their prices.

STRATEGIC RELATIONSHIPS

      We are party to a Distribution Agreement with Samsung Electronics pursuant to which Samsung has given us the exclusive right to sell, market, lease, license and distribute Samsung security products throughout North, Central and South America, until December 31, 2005 with respect to sales made to two particular national retailers and one particular regional retailer, and until August 30, 2009 with respect to sales made to professional users and installers. The Distribution Agreement requires us to purchase minimum amounts of products for distribution to the professional sector as set forth below:

                                                  Volume
                          Calendar Year         Requirement
                          -------------         -----------

                               2004             $18 Million
                               2005             $22 Million
                               2006             $28 Million
                               2007             $35 Million
                               2008             $43 Million
                               2009             $52 Million


      In the event we fail to purchase the minimum amounts required above, Samsung may immediately terminate the Distribution Agreement. If we breach any other provision of the Distribution Agreement, Samsung may terminate the Distribution Agreement upon 180 days notice if we fail to cure the breach during the 180-day period following such notice. Under the Distribution Agreement, we retain the right to develop and/or independently sell and market security products which are similar to or competitive with Samsung's products and to enter into similar distribution agreements with third parties in the event Samsung does not provide us with similar products to distribute at comparable prices.

      For the year ended December 31, 2003, 74% of GVI's revenues were attributable to products manufactured by Samsung. Although we consider our relationship with Samsung to be good, in the event we fail to purchase the minimum amount of products required under the Distribution Agreement, if Samsung fails to perform its obligations under the Distribution Agreement or we are unable to renew our agreement with Samsung, our business, financial condition and results of operations will be materially adversely affected.

      We are also a party to distribution arrangements with other high technology manufacturers who supply us with other products such as digital video recorders, internet and networking products.

RAPOR

      On July 1, 2004, we entered into an Agreement and Plan of Merger with Rapor, Inc., pursuant to which, upon closing, Rapor would become a wholly-owned subsidiary of ours. Rapor is a developer, manufacturer and distributor of integrated security systems that control access to restricted areas. Rapor's patented access control systems combine an access control door with components such as metal detectors, screening devices and other sensors. Rapor's products have been installed in airports, high-tech manufacturing facilities, office buildings and courthouses, among others.

      For the year ended December 31, 2003, Rapor sustained a net loss of $430,401 on revenues of $648,447. If we complete the merger with Rapor, we will issue to Rapor's stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share.

EMPLOYEES

      As of March 31, 2004, we had approximately 50 full-time employees. None of our employees are represented by a labor union or are subject to collective-bargaining agreements. We believe that we maintain good relationships with our employees.

PROPERTIES

      We currently lease approximately 58,850 square feet of office and warehouse space in Carrollton, Texas under a lease agreement which expires in September 2009. In the opinion of our management, the leased properties are adequately insured. Our existing properties are in good condition and suitable for the conduct of our business.

LEGAL PROCEEDINGS

      We are not party to any material pending legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth our directors and executive officers, their ages and the positions they hold:

NAME                            AGE              POSITION
----                            ---              --------

Howard Safir 3                   62     Chairman of the Board of Directors
Nazzareno Paciotti               58     Chief Executive Officer, Chief Financial
                                        Officer and Director
Richard J. Berman1 2             62     Director
Fredrick W. Gluck 3              68     Director
Bruce Galloway 1                 46     Director
Fred Knoll                       49     Director
Joseph R. Rosetti 1              70     Director
David Weiner 2                   47     Director
Moshe Zarmi 3                    66     Director

1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Governance Committee

      HOWARD SAFIR has served as one of our directors and as Chairman of our Board of Directors since February 2004. Since December 2001 Mr. Safir has been Chairman and Chief Executive Officer of SafirRosetti, an investigative and security firm owned by Omnicom Group, Inc. Prior to that time, Mr. Safir was Vice Chairman of IPSA International, a provider of investigative and security consulting services. From 1996 to 2000, Mr. Safir served as Police Commissioner of New York City. Mr. Safir began his law enforcement career in 1965 as a special agent assigned to the New York office of the Federal Bureau of Narcotics, a forerunner of the Drug Enforcement Administration (DEA). From 1977 to 1978, Mr. Safir served as Assistant Director of the DEA. In 1994, Mr. Safir became New York City's 29th Fire Commissioner.

      NAZZARENO PACIOTTI has served as our Chief Executive and Chief Financial Officer since February 2004. He has also served as one of our directors since February 2004. From December 2001 to February 2004, Mr. Paciotti was the President and Chief Operating Officer of Pinkerton Consulting & Investigations Division, a global provider of security consulting, investigations and business risk services. Prior to joining Pinkerton, Mr. Paciotti was Chief Financial Officer of Kroll, Inc. from July 1992 to December 2001.

      RICHARD J. BERMAN has served as one of our directors since February 2004. Since 2000, Mr. Berman has been Chairman of the board of directors of Knowledgecube Group, Inc., an early stage venture capital firm, and of Candidate Resources, Inc., a human resources company that delivers services over the Web. From 1998 to 2000, Mr. Berman was chairman of the board of directors and chief executive officer of Internet Commerce Corporation, an e-commerce business-to-business service provider. From 1982 to 1998, Mr. Berman was President of the American Acquisitions Company, a privately-held merchant banking firm, and from 1983 to 1993, Chairman of the board of directors of Prestolite Battery Company of Canada. From 1975 to 1982, Mr. Berman served in various executive positions at Banker's Trust Company, including as Senior Vice President responsible for managing the mergers and acquisitions and private equity groups of Banker's Trust. Mr. Berman is currently a director of International Microcomputer Software, Inc., a software company, Internet Commerce Corporation, an internet supply chain company, NexMed, a life sciences company, and MediaBay, Inc., a retailer of spoken audio and nostalgia products.

      BRUCE GALLOWAY has served as one of our directors since February 2004. Mr. Galloway is currently a managing member of Galloway Capital Management, as well as a managing director of Burnham Securities, a New York-based investment bank, positions he has held since November 1992. From 1990 to 1992, Mr. Galloway was a senior vice president at the global investment bank, Oppenheimer & Company. Mr. Galloway is currently the Chairman of International Microcomputer Software, Inc. and Datametrics Corporation, a military contractor based in Orlando, Florida. Mr. Galloway also serves as a director of Forward Industries, Inc.

      FREDERICK W. GLUCK has served as one of our directors since October 1994. Mr. Gluck joined McKinsey & Company, Inc. in 1967 and served as Managing Director of McKinsey from 1988 to 1994. After retiring from McKinsey in June 1995, Mr. Gluck joined Bechtel Group, Inc. ("Bechtel"), an engineering, construction and project management company. From January 1996 to July 1998, Mr. Gluck served as Vice Chairman and Director of Bechtel. In 1998 he retired from Bechtel and rejoined McKinsey as a special consultant to the firm until July 2003. Mr. Gluck is also a director of HCA Corporation and Amgen Inc.

      FRED KNOLL has served as one of our directors since September 1994 and was Chairman of the Board of Directors from September 1994 until February 2004. Since 1987 Mr. Knoll has been the principal of Knoll Capital Management, a private investment management company. Mr. Knoll is also the portfolio manager of two hedge funds: Europa International (a.k.a. Knoll Capital Fund I) and Knoll Capital Fund II, and manages a private account for ABN Amro Inc.

      JOSEPH R. ROSETTI has served as one of our directors since February 2004. Since December 2001, Mr. Rosetti has served as the President of SafirRosetti, an investigative and security firm owned by Omnicom Group, Inc. From 1987 to 2000 Mr. Rosetti was the Vice Chairman of Kroll Associates. As Vice Chairman he had responsibility for Corporate Security/Crisis Management, which provides industry and professional organizations with preventive measures to combat corporate and financial crimes. From October 2000 to November 2001, Mr. Rosetti was a Senior Vice President at IPSA International, Inc., a provider of investigative and security consulting services. From 1971 to 1987 he was the Director of Worldwide Security for IBM. Mr. Rosetti held government positions prior to joining IBM in the U.S. Internal Revenue Service and the U.S. Department of Justice and was the Chief Accountant for Marriott. Mr. Rosetti is also a director of MediaBay, Inc., a retailer of spoken audio and nostalgia products.

      DAVID WEINER has served as one of our directors since February 2004 and as a director of our wholly-owned subsidiary GVI Security, Inc. since May 2003. Currently, Mr. Weiner is the President of W-Net, Inc., an investment and consulting firm he founded in 1998. From December 2002 to April 2003 Mr. Weiner was Co-President for Trestle Holding Inc., a provider of digital imaging and telemedicine products. In 1993, Mr. Weiner joined K-tel, a music retailer, as Vice President of Corporate Development. After creating and successfully executing a business plan for K-tel, he advanced to the position of President in 1996, which he held until he left to form W-Net in 1998.

      MOSHE ZARMI has served as one of our directors since January 1998 and was President and Chief Executive Officer from that time until February 2004. Mr. Zarmi has 30 years experience, primarily in high technology industries. From February 1993 to January 1997, Mr. Zarmi was the Chief Executive Officer of Geotest, a leading Automated Test Equipment company based in Southern California. His extensive business experience includes a tenure at Israel Aircraft Industries, where he held various positions in finance and administration, as well as head of US marketing and sales.

AUDIT COMMITTEE FINANCIAL EXPERT

      The Board of Directors has determined that Mr. Berman and Mr. Rosetti are "audit committee financial experts," as such term is defined in Item 401(e) of Regulation S-B, and are independent as defined in rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers.

EXECUTIVE COMPENSATION

      As of December 31, 2003 we did not have any employees and we did not pay any compensation in the three fiscal years ended December 31, 2003. We did not issue any stock options during the year ended December 31, 2003 and no stock options were exercised during that period.

DIRECTOR COMPENSATION

      With the exception of Mr. Safir, the Chairman of our Board of Directors, our directors do not receive any cash compensation for their service on the Board of Directors. Our directors are reimbursed for actual out-of-pocket expenses incurred by them in connection with their attendance at meetings of the Board of Directors.

Chairman Compensation

      We have entered into an agreement dated as of February 17, 2004 with November Group, Ltd. Mr. Safir is the Chairman and Chief Executive Officer of November Group. The agreement provides that November Group will provide us with advice, consultation and assistance over an initial term of three years and for a fee of $600,000, payable in equal monthly installments over the term of the agreement. In the event that we terminate the agreement for a reason other than a "good reason" (as defined in the agreement), we will be required to pay November Group a termination fee of one half of the entire remaining fee. In addition, upon a change in control, as defined in the agreement, the entire fee shall become due and owing.

      November Group is prohibited under the agreement from copying, using or disclosing any of our Proprietary Information (as defined in the agreement) during the term of the agreement and for a period of two years thereafter and has assigned to us all rights to any inventions it develops during the term of the agreement that pertain directly or indirectly to our business or that are developed during work time or using our materials or facilities. November Group is also prohibited from directly or indirectly soliciting any of our customers, supplier, licensee, licensor and employees during the term of the agreement and for a period of two years thereafter.

Other Board Compensation

      On February 17, 2004, each of our Directors was granted a stock option, under our 2004 Long-Term Incentive Plan, to purchase shares of our Common Stock at an exercise price of $2.60 per share (after giving effect to the subsequent one-for-65 reverse stock split). The stock options have a ten year term and vest in four equal installments over a three-year period. The first quarter of each such option vested on February 17, 2004, and the remainder of each such option will vest in equal installments on February 17 of each of the next three years. Each of Messrs. Berman, Galloway and Gluck was granted a stock option to purchase 300,000 shares of our Common Stock. Each of Messrs. Rosetti and Paciotti were granted a stock option to purchase 250,000 shares of our Common Stock. Mr. Weiner was granted a stock option to purchase 200,000 shares of our Common Stock. Each of Messrs. Knoll and Zarmi was granted a stock option to purchase 150,000 shares of our Common Stock. Mr. Safir was granted a stock option to purchase 500,000 shares of our Common Stock.

EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

      We have entered into an Executive Employment Agreement, dated as of February 17, 2004 with Nazzareno E. Paciotti, our Chief Executive Officer and Chief Financial Officer. The Employment Agreement provides for a one year term of employment as our Chief Executive Officer and Chief Financial Officer. Under the terms of the Agreement, Mr. Paciotti receives an annual base salary of $200,000 and an incentive bonus in accordance with the terms of our Management Incentive Plan, then in effect. No such plan is currently in effect. Pursuant to the agreement, on February 17, 2004, we granted Mr. Paciotti a stock option to purchase 250,000 shares of our Common Stock at an exercise price of $2.60 per share, as described above.

      In the event that Mr. Paciotti's employment is terminated as a result of his death, permanent disability or for cause, we will pay him his accrued and unpaid base salary through the date of termination plus any accrued vacation pay and unreimbursed expenses. If Mr. Paciotti's employment is terminated without cause, we will pay him (1) an amount equal to his accrued and unpaid salary through the date of termination, plus any accrued vacation pay and any unreimbursed expenses and any incentive bonus then earned but not already paid,
(2) an amount equal to the greater of six months of his then-current salary, or the salary he would have earned had he stayed employed by us through the remainder of the term of the agreement (payable in equal bi-monthly installments over the relevant period) (the "Severance Payments"), and (3) medical insurance coverage for the duration of the period over which he receives the Severance Payments.

      Mr. Paciotti is prohibited under his employment agreement from copying, using or disclosing any of our Proprietary Information (as defined in the agreement) during the term of his employment and for a period of ten years thereafter and has assigned to us all rights to any inventions he develops during his employment that pertain directly or indirectly to our business or that are developed during work time or using our materials or facilities. Mr. Paciotti is also prohibited from directly or indirectly soliciting any of our customers, supplier, licensee, licensor and employees during the term of the agreement and for a period of two years thereafter.

STOCK OPTION PLAN

      In March 2004, our stockholders approved our 2004 Long-Term Incentive Plan, reserving 5,939,913 (after giving effect to the subsequent one-for-65 reverse split) shares of our Common Stock for issuance thereunder. The Plan provides for the grant of options and other awards to our employees, officers, directors and consultants. The Plan authorizes the Board of Directors to issue incentive stock options ("ISOs") as defined in Section 422(b) of the Internal Revenue Code of 1986, as amended, stock options that do not conform to the requirements of that Code section ("Non-ISOs"), stock appreciation rights ("SARs"), restricted stock, stock awards and other stock based awards. Directors who are not employees of the Company may only be granted Non-ISOs.

      The Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to select those employees, officers and consultants whose performance it determines significantly promotes the Company's success to receive discretionary awards under the Plan, grant the awards, interpret and determine all questions of policy with respect thereto and adopt rules, regulations, agreements and instruments deemed necessary for its proper administration.

      As of March 31, 2004, stock options to purchase 5,496,452 shares of our Common Stock had been granted under the Plan, with 443,461 additional shares of our Common Stock being available for grant of awards under the Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In November 2000, in consideration of advances made by Thinking Technologies, L.P. to us, Technologies was issued a Demand Convertible Grid Note (the "Note") in the principal amount of up to $1,000,000, bearing interest at the rate of 10% per year. The Note was subsequently transferred by Technologies to Europa International Inc. Fred Knoll is the principal of Knoll Capital Management, L.P., which is both the general partner of Technologies, and the investment manager for Europa. Principal and interest outstanding under the Note was originally convertible into shares of our Common Stock at a price of $0.375 per share (before giving effect to the one-for-65 reverse stock split), and in February 2001, the Note was amended to change the conversion price to $0.12 per share (before giving effect to the one-for-65 reverse stock split). On January 4, 2002, in consideration of Technologies' agreement not to demand payment on the Note for a period of six months, the Board of Directors approved a resolution further reducing the conversion price of the Note, so that upon conversion, the Note would convert into 80% of our outstanding Common Stock on a fully-diluted basis. At December 31, 2003, the amount outstanding under the Note was approximately $1,317,000 consisting of principal of $1,000,000 and interest of $317,000.

      During the years ended December 31, 2003 and 2002, we also received advances approximating $75,000 each year from Europa. These loans accrued interest at 10% per annum and were due upon demand. Through December 31, 2003, approximately $14,000 for interest had accrued on the loans.

      Immediately prior to the GVI merger, and as a condition thereto, Europa exchanged the Note and all of our other indebtedness to Europa, for 10,000 shares of our Series D Convertible Preferred Stock. The shares of Series D Preferred Stock subsequently converted into an aggregate of 1,187,983 shares of our Common Stock when we filed an amendment to our Certificate of Incorporation increasing our authorized number of shares of Common Stock to 75,000,000 and effecting a one-for-65 reverse split of our Common Stock.

      In connection with the GVI merger, the former stockholders of GVI were issued an aggregate of 1,000,000 shares of our Series E Preferred Stock. Each share of Series E Preferred Stock converted into approximately 28.2 shares of our Common Stock on April 12, 2004 when we filed an amendment to our Certificate of Incorporation increasing our authorized number of shares of Common Stock to 75,000,000 and effecting a one-for-65 reverse split of our Common Stock, so that the shares of Series E Preferred Stock issued in the GVI merger converted into an aggregate of 28,214,587 shares of our Common Stock, constituting approximately 95% of our shares of Common Stock outstanding at the time of the GVI merger.

      The two largest stockholders of GVI prior to the GVI merger were William Teitelbaum, who owned approximately 47.8% of GVI's Common Stock, and GVI Acquisition LLC, which owned approximately 38.3% of GVI's Common Stock. As a result of the GVI merger (1) Teitelbaum was issued 13,493,932 shares of our Common Stock (post-split), constituting approximately 45.6% of our then outstanding shares of Common Stock (assuming the conversion of all other shares of our preferred stock then outstanding) and (ii) GVI Acquisition LLC was issued 10,795,145 shares of our Common Stock (post-split), constituting approximately 36.5% of the outstanding shares of our Common Stock then outstanding (assuming the conversion of all other shares of our preferred stock then outstanding).

      GVI Acquisition LLC is a California limited liability company, whose sole managers, Fred Knoll and David Weiner, are our current directors. Prior to the GVI merger, Mr. Knoll was also our Chairman. The sole members of GVI Acquisition LLC are Woodman Management Corporation ("WMC"), which has a 47.5% membership interest in GVI Acquisition LLC, and Europa, which has a 52.5% membership interest in GVI Acquisition LLC. Mr. Weiner controls WMC and is its sole stockholder. Mr. Knoll is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa.

      In the normal course of business, GVI, our wholly owned subsidiary, sells products to a company principally owned by Mr. Teitelbaum. During 2003 and 2002, GVI made sales in the amounts of $299,846 and $527,899, respectively, to this company. At December 31, 2003 and 2002, amounts due from this company to GVI were $207,507 and $74,739, respectively.

      On February 18, 2004, we entered into a consulting agreement with Europa pursuant to which Europa has agreed to provide consulting services to us with respect to our financial affairs, capitalization and the elimination of certain liabilities listed on our balance sheet as of September 30, 2003. As consideration for these services, we will pay Europa 93% of the amount of the liabilities eliminated from our balance sheet (other than as a result of our repayment of a liability) up to a maximum of $195,000. The agreement has a term of eighteen months and may be terminated at any time by Europa.

      On March 31, 2004, our Chief Executive Officer and affiliates of two of our directors, David Weiner and Fred Knoll, provided us with an aggregate of $159,000 of subordinated convertible loans to fund short-term capital requirements. Such loans bore interest at a rate of 10% per annum and were repaid in full on June 30, 2004.

      On July 1, 2004, we entered into an Agreement and Plan of Merger with Rapor, Inc., pursuant to which, upon closing, Rapor would become a wholly-owned subsidiary of ours. If we complete the merger with Rapor, we will issue to Rapor's stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share. Joseph Rosetti, one of our directors, is a director of Rapor. Mr. Rosetti is also the direct holder of approximately 12% of Rapor's outstanding common stock, and a principal partner in a partnership, established for the benefit of members of his family, that holds approximately 7.5% of Rapor's outstanding common stock.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth information known to the Company with respect to the beneficial ownership of Common Stock held of record as of June 30, 2004, by (1) all persons who are owners of 5% or more of our Common Stock,
(2) each of our named executive officers (see "Summary Compensation Table"), (3) each director, and (3) all of our executive officers and directors as a group. Unless otherwise indicated, each of the stockholders can be reached at our principal executive offices located at 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75006.

                                                                        SHARES BENEFICIALLY OWNED*
                                                                        --------------------------
                                                                      NUMBER               PERCENT (%)
                                                                      ------               -----------
        Beneficial Owners of more than 5% of Common
     Stock (other than directors and executive officers)

Europa International, Inc. 1                                           11,983,326              40.5%
William Teitelbaum 2                                                   13,493,932              45.6%
GVI Acquisition, LLC 3                                                 10,795,345              36.5%
Laurus Master Fund, Ltd. 4                                              5,750,432              16.3%
Thomas Wade5                                                            3,934,708              12.7%

           Directors and Executive Officers

Howard Safir 6                                                            125,000                *
Fred Knoll 7                                                           12,110,772              40.8%
Richard Berman 6                                                           75,000                *
Bruce Galloway 8                                                           84,519                *
Nazzareno Paciotti 6                                                       62,500                *
Joseph Rosetti 6                                                           62,500                *
Frederick Gluck 6                                                          78,616                *
David Weiner 9                                                         10,845,345              36.6%
Moshe Zarmi 10                                                             49,039                *

      All directors and executive officers as a group                  12,697,946              42.0%
                     (nine persons) 11


------------------

* Gives effect to the shares of Common Stock issuable upon the exercise of all options exercisable within 60 days of June 30, 2004 and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. Percentage ownership is calculated based on 29,603,750 shares of the Common Stock outstanding as of June 30, 2004. All information is based upon information furnished by the persons listed, contained in filings made by them with the SEC or otherwise available to the Company.

1 Includes 10,795,345 shares of Common Stock beneficially owned by GVI Acquisition, LLC, of which Europa International, Inc. ("Europa") has a 52.5% membership interest (see note 3 below). Europa's address is P.O. Box 146, Road Town, Tortola, British Virgin Islands. Fred Knoll is the principal of Knoll Capital Management, L.P., which manages Europa's investments.

2 Mr. Teitelbaum has asserted in a Schedule 13D and a Form 3 filed by him with the SEC on March 1, 2004 that he was issued a warrant by GVI Security, Inc. which, following the merger (see "Change in Control" below), entitles him to receive a warrant of the Company exercisable for 4,030,637 shares of Common Stock. A Notice of Exercise of the warrant was forwarded to the Company on April 26, 2004. The Company disputes the validity of the issuance of such warrant. Mr. Teitelbaum's address is 4 Winston Court, Dix Hills, NY 11746.

3 Includes 200 shares of Common Stock issuable on conversion of 200 shares of Series B Preferred Stock. The address of GVI Acquisition LLC is 3940 Laurel Canyon Blvd., Suite 327, Studio City, California 91604. Europa and Woodman Management Corporation ("WMC") are the sole members, and Fred Knoll and David Weiner are the sole managers, of GVI Acquisition LLC. Mr. Weiner is the sole director and stockholder of WMC.

4 Consists of (i) 1,851,852 shares of Common Stock which may be acquired upon conversion of a $5 million convertible term note at a conversion price of $2.70 per share, (ii) 2,958,580 shares of Common Stock which may be acquired upon conversion of $10 million principal amount of convertible notes at a conversion price of $3.38, and (iii) 940,000 shares of Common Stock which may be acquired upon exercise of warrants at an exercise price of $3.50 per share. Does not include shares of Common Stock that may be acquired upon conversion of interest and fees payable under convertible notes. The convertible notes, warrant and related agreements contain provisions which restrict the ability of Laurus to acquire in excess of 4.99% of our outstanding shares of Common Stock. Laurus' address is 825 Third Avenue, 14th Floor, New York, New York 10022.

5 Includes 1,481,265 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options.

6 Consists solely of shares of Common Stock that may be purchased upon exercise of currently exercisable stock options.

7 Includes (i) 11,983,326 shares of Common Stock beneficially owned by Europa (see note 1); (ii) warrants to purchase 8,458 shares of Common Stock; (iii) currently exercisable options to purchase 46,007 shares of Common Stock, and (iv) 72,981 shares of Common Stock (including 13,742 shares issuable upon exercise of warrants) beneficially owned by Thinking Technologies, L.P. Fred Knoll is the principal of Knoll Capital Management, L.P., which is the general partner of Thinking Technologies. Mr. Knoll's address is c/o Knoll Capital Management, LP, 200 Park Avenue, Suite 3900, New York, New York 10166.

8 Includes (i) 3,134 shares of Common Stock held directly, (ii) 3,308 shares of Common Stock held by the Bruce Galloway IRA, (iii) 3,077 shares owned by Jacombs Investments, Inc., of which Mr. Galloway is the principal shareholder and President, and (iv) 75,000 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options. Mr. Galloway's address is c/o Burnham Securities, 1325 Sixth Avenue, New York, New York 10019.

9 Includes (i) 10,795,345 shares of Common Stock beneficially owned by GVI Acquisition LLC, of which Mr. Weiner is a manager and indirectly holds a 47.5% membership interest, (see note 3 above), and (ii) 50,000 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options.

10 Consists solely of shares of Common Stock that may be purchased on conversion and exercise of options and warrants. Mr. Zarmi's address is 215 Frankel Boulevard, Merrick, New York 11566.

11 Includes Messrs. Safir, Knoll, Berman, Galloway, Paciotti, Rosetti, Gluck, Weiner and Zarmi.

                              SELLING STOCKHOLDERS

      The following is a list of the selling stockholders who own or who have the right to acquire the 33,911,808 shares of Common Stock covered by this prospectus. Up to 940,000 shares are issuable upon exercise of warrants held by the selling stockholders. As set forth below and elsewhere in this prospectus, some of these selling stockholders hold or within the past three years have held, a position, office or other material relationship with us or our predecessors or affiliates.

      The following table sets forth information concerning the selling stockholders, including:

      o     the number of shares currently held;

      o     the number of shares issuable upon exercise of warrants;

      o     the number of shares offered by each selling shareholder.

      We have no knowledge of the intentions of any selling shareholder to actually sell any of the securities listed under the columns "Shares Offered."

                                              BEFORE OFFERING                                 AFTER OFFERING
                                              ---------------                                 --------------
                                         NUMBER OF                       NUMBER OF        NUMBER OF
                                           SHARES       PERCENTAGE        SHARES        SHARES OWNED    PERCENTAGE
NAME OF SELLING STOCKHOLDER               OWNED(1)       OWNED (2)      OFFERED(3)           (4)        OWNED (4)
---------------------------               --------       ---------      ----------      ------------    ---------
Laurus Master Fund, Ltd (5)              5,750,432(5)      16.3%          4,450,000      1,479,290          4.2%
Thomas Wade (7) (8)                         3,934,708      12.7%          2,453,443      1,481,265          4.8%
William Teitelbaum (7) (9)                 13,493,932      45.6%         13,493,932              0           *
GVI Acquisition, LLC (7)(10)               10,795,345      36.5%         10,795,145            200           *
Shaun Kim (7)(11)                             245,345        *              245,345              0           *
Stephen Wade (7)                              858,705      2.9%             858,705              0           *
Richard Paladino (7)                           61,336        *               61,336              0           *
FBO Charles Jones IRA (7)(12)                 306,681      1.0%             306,681              0           *
Europa International, Inc. (13)             1,187,983      4.0%           1,187,983              0           *
Thinking Technologies, LP (14)                 59,238        *               59,238         13,743           *

-----------------------
* Less than 1%.

(1) Includes shares of Common Stock that the selling stockholder has the right to acquire beneficial ownership of within 60 days.

(2) Based on 29,603,750 shares of Common Stock issued and outstanding on June 30, 2004.

(3) This table assumes that each selling stockholder will sell all shares offered for sale by it under this registration statement. Stockholders are not required to sell their shares.

(4) Assumes that all shares of Common Stock registered for resale by this prospectus have been sold.

(5) Details of the transaction under which Laurus purchased our securities are provided under "Liquidity and Capital Resources" on Page 13.

(6) Consists of 1,851,852 shares of Common Stock which may be acquired upon conversion of the outstanding principal under a $5 million convertible term note, 1,479,290 shares of Common Stock which may be acquired upon conversion of the outstanding principal under a $5 million convertible revolving note, and 1,479,290 shares of Common Stock which may be acquired upon conversion of the outstanding principal under a $5 million convertible "minimum borrowing" note. We are not registering the shares of Common Stock issuable upon conversion of the revolving note. The shares of Common Stock we are registering on behalf of Laurus includes 178,858 shares of Common Stock issuable on account of interest, penalties and anti-dilution adjustments relating to the term note and "minimum borrowing" note.

(7) The shares being offered by this stockholder were received in consideration of the shares of GVI Security, Inc. held as a stockholder of GVI Security, Inc. immediately prior to the merger.

(8) Mr. Wade is the President and a director of our subsidiary GVI Security, Inc., and was one of our directors and our President and Chief Operating Officer from the date of the merger until June 23, 2004.

(9) Mr. Teitelbaum was a founder of GVI Security Inc. and was its Chairman until May 22, 2004. Mr. Teitelbaum has asserted in a Schedule 13D and a Form 3 filed by him with the SEC on March 1, 2004 that he was issued a warrant by GVI Security, Inc. which, following the merger (see "Change in Control" below), entitles him to receive a warrant of the Company exercisable for 4,030,637 shares of Common Stock. A Notice of Exercise of the warrant was forwarded to the Company on April 26, 2004. The Company disputes the validity of the issuance of such warrant.

(10) Michael Jones is the Chief Operating Officer of our subsidiary GVI Security, Inc. In addition to the shares owned through his IRA, Mr. Jones holds an option to purchase 136,619 shares of Common Stock, currently exercisable with respect to half of such shares.

(11)  Mr. Kim is a director of our subsidiary GVI Security, Inc.

(12) GVI Acquisition, LLC is a California limited liability company, whose sole managers, Fred Knoll and David Weiner, are our current directors. Prior to the GVI merger, Mr. Knoll was also our Chairman. The sole members of GVI Acquisition, LLC are Woodman Management Corporation ("WMC"), which has a 47.5% membership interest in GVI Acquisition, LLC, and Europa, which has a 52.5% membership interest in GVI Acquisition, LLC. Mr. Weiner controls WMC and is its sole stockholder. Mr. Knoll is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa.

(13) As noted above, Fred Knoll, one of our directors, is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa. The shares listed in this table as being owned by Europa include only the shares owned directly by it and not those shares it may be deemed to beneficially own as the majority member of GVI Acquisition, LLC. As described further in "Certain Relationships and Related Transactions," the shares being offered hereby by Europa were issued to Europa upon conversion of 10,000 shares of our Series D Convertible Preferred Stock. The Series D Preferred Stock was issued to Europa immediately prior to the GVI merger in exchange for a $1 million demand convertible note we had issued to Thinking Technologies (which had been transferred to Europa) and other indebtedness of ours to Europa in the aggregate amount of approximately $90,000.

(14) Fred Knoll, one of our directors, is the principal of Knoll Capital Management, L.P., which is the general partner of Thinking Technologies, L.P.


                              PLAN OF DISTRIBUTION

      We are registering the shares of Common Stock on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes the pledges, donees, transferees or others who may later hold the selling stockholders' interests. We have agreed to pay the costs and fees of registering the shares, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares, including attorneys' fees.

      The stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The stockholders may use any one or more of the following methods when selling shares:

      o ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

      o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by the broker dealer for its account;

      o an exchange distribution in accordance with the rules of the applicable exchange;

      o     privately negotiated transactions;

      o     settlement of short sales;

      o broker-dealers may agree with the stockholders to sell a specified number of such shares at a stipulated price per share;

      o     a combination of any such methods of sale; and

      o     any other method permitted pursuant to applicable law.

      The stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      Broker-dealers engaged by the stockholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of stockholders to include the pledgee, transferee or other successors in interest as stockholders under this prospectus.

      The stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      The Company is required to pay all fees and expenses incident to the registration of the shares. The Company has agreed to indemnify the stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LOCK-UP PROVISION

      The selling stockholders other than Laurus are subject to a lock-up provision under which they are prohibited from selling more than 4% of the total number of shares of Common Stock being offered by them under this prospectus in any 90-day period. The lock-up provision may be amended with our consent and the consent of the holders of a majority of the shares of Common Stock subject to the lock-up provision.

                            DESCRIPTION OF SECURITIES

      Our authorized capital stock consists of 78,000,000 shares, consisting of 75,000,000 shares of Common Stock, par value $0.001 per share, and 3,000,000 shares of preferred stock, par value $0.001 per share, of which 200 shares designated as Series B Convertible Preferred Stock are currently outstanding. Our board of directors may designate the rights and preferences of additional series of preferred stock. Preferred stock could be used, under certain circumstances, as a way to discourage, delay or prevent a takeover of the Company. See "Anti-Takeover Provisions." As of June 30, 2004, we had 29,603,750 shares of Common Stock issued and outstanding and 200 shares of Series B Preferred Stock issued and outstanding.

COMMON STOCK

      Under our Certificate of Incorporation, shares of our Common Stock are identical in all respects, and each share entitles the holder to the same rights and privileges as are enjoyed by other holders and is subject to the same qualifications, limitations and restrictions as apply to other shares.

      Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of our Common Stock do not have cumulative voting rights. Accordingly, subject to the voting rights of the Series B Convertible Preferred Stock described below and any voting rights of holders of any other preferred stock that may be issued, holders of a plurality of our Common Stock present at a meeting at which a quorum is present are able to elect all of the directors eligible for election. The holders of a majority of the voting power of our issued and outstanding capital stock constitutes a quorum.

      The holders of our Common Stock are entitled to dividends when and if declared by our board of directors from legally available funds. The holders of our Common Stock are also entitled to share pro rata in any distribution to stockholders upon the Company's liquidation or dissolution.

      None of the shares of our Common Stock:

      o     have preemptive rights;

      o     are redeemable;

      o     are subject to assessments or further calls;

      o     have conversion rights; or

      o     have sinking fund provisions.

PREFERRED STOCK

      We are currently authorized to issue 3,000,000 shares of preferred stock in one or more series, of which 200 shares of Series B Convertible Preferred Stock are currently outstanding. The rights and privileges of the Series B Preferred, all of which are held by GVI Acquisition, LLC, include the right to elect five directors to the Board of Directors or such number as will constitute a majority of the Board during the period ending March 7, 2005, at which time each share of Series B Preferred Convertible Preferred Stock will automatically convert into one share of Common Stock. The shares of Series B Convertible Preferred Stock are entitled to a liquidation preference of $.001 per share, are not redeemable, and are entitled to receive dividends ratably with the holders of our Common Stock based on the number of shares of Common Stock each share of Series B Convertible Preferred Stock is convertible into.

      Our board of directors may determine the terms of additional series of preferred stock at the time of issuance without action by our stockholders. The terms of any issuance of preferred stock may include:

      o voting rights, including the right to vote as a series on particular matters, which could be superior to those of our Common Stock;

      o preferences over our Common Stock as to dividends and distributions in liquidation;

      o conversion and redemption rights, including the right to convert into shares of our Common Stock; and

      o     sinking fund provisions.


ANTI-TAKEOVER PROVISIONS

      Certain anti-takeover provisions in our Certificate of Incorporation may make a change in control of the Company more difficult, even if a change in control would be beneficial to our stockholders. In particular, our board of directors will be able to issue up to 2,999,800 shares of preferred stock with rights and privileges that might be senior to our Common Stock, without the consent of the holders of our Common Stock, and has the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. Although the ability to issue preferred stock may provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock.

TRANSFER AGENT

      The transfer agent for our Common Stock is Continental Stock Transfer & Trust Company, located at 17 Battery Place, New York, NY 10002. Continental Stock Transfer & Trust Company's telephone number is (212) 509-4000.

      COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

      Our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law and that none of our directors will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

      o for any breach of the director's duty of loyalty to the Company or its stockholders;

      o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

      o under section 174 of the Delaware General Corporation Law for the unlawful payment of dividends; or

      o for any transaction from which the director derives an improper personal benefit.

      These provisions require the Company to indemnify its directors and officers unless restricted by Delaware law and eliminate the Company's rights and those of its stockholders to recover monetary damages from a director for breach of his fiduciary duty of care as a director except in the situations described above. The limitations summarized above, however, do not affect the Company's ability or that of its stockholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                  LEGAL MATTERS

      The validity of the shares of Common Stock being offered hereby will be passed upon for us by Kronish Lieb Weiner & Hellman LLP, New York, New York.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      We have not changed or had any material disagreements with our independent accountants within the last two fiscal years.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

      We have filed a registration statement on Form SB-2 under the Securities Act with the SEC covering the Common Stock to be offered by the selling stockholders. As permitted by the rules and regulations of the SEC, this document does not contain all information set forth in the registration statement and exhibits thereto, all of which are available for inspection as set forth above. For further information, please refer to the registration statement, including the exhibits thereto. Statements contained in this document relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of that contract or other document filed as an exhibit to the registration statement or other document, and each statement of this type is qualified in all respects by that reference.

      No person is authorized to give any information or make any representation not contained in this document. You should not rely on any information provided to you that is not contained in this document. This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase the securities described herein in any jurisdiction in which, or to any person to whom, it is unlawful to make the offer or solicitation. Neither the delivery of this document nor any distribution of shares of Common Stock made hereunder shall, under any circumstances, create any implication that there has not been any change in our affairs as of any time subsequent to the date hereof.

                              FINANCIAL STATEMENTS

                                                                        Page

Consolidated Balance Sheet at March 31, 2004 (Unaudited)                 F-2

Consolidated Statements of Operations for the three month
periods ended March 31, 2004 and 2003 (Unaudited)                        F-3

Consolidated Statements of Cash Flows for the three month
periods ended March 31, 2004 and 2003 (Unaudited)                        F-4

Notes to Financial Statements                                            F-5

Balance Sheet  of GVI Security, Inc.
as of December 31, 2003 and 2002                                         F-10

Statements of Operations of GVI Security, Inc.
for the years ended December 31, 2003, and 2002                          F-11

Statements of Cash Flows of GVI Security, Inc.
for the years ended December 31, 2003, and 2002                          F-12

Statement of Stockholders' Equity of
GVI Security, Inc. for the years ended December 31, 2003, and 2002       F-13

Notes to Financial Statements                                            F-14

                          GVI SECURITY SOLUTIONS, INC.
                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 MARCH 31, 2004

(In thousands, except share and per share amounts)

       ASSETS

Current Assets
   Cash                                                                  $   960
   Accounts receivable, net                                               10,477
   Inventory                                                               9,475
   Other receivables                                                         778
   Prepaid expenses and other current assets                                 616
   Deferred income taxes                                                     302
                                                                         -------
      Total Current Assets                                                22,608

Property and Equipment, Net                                                  584

Other Assets

   Deposits                                                                  143
   Investment in Bio Access ID                                               250
                                                                         -------
      Total Assets                                                       $23,585
                                                                         =======

       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities

   Accounts payable                                                      $12,584
   Accrued expenses                                                          793
   Subordinated Notes Payable                                                159
   Federal income taxes payable                                               16
                                                                         -------
      Total Current Liabilities                                           13,552

Line of Credit                                                             8,025
Deferred Income Taxes                                                         89
                                                                         -------
      Total Liabilities                                                   21,666
                                                                         -------

Commitments and Contingencies
Stockholders' Equity
   Preferred stock, Series A, $.001 par value;
     3,000,000 shares authorized,
     1,148,799 shares issued and
     outstanding                                                               1
   Preferred stock, Series B, $.001 par value, 200 shares
     authorized, 200 shares issued and outstanding                            --
   Preferred stock, Series C, $.001 par value, 400,000
     shares authorized, none issued or outstanding                            --
   Preferred stock, Series D, $.001 par value, 10,000 shares
     authorized, 10,000 shares issued and outstanding                         --
   Preferred stock, Series E, $.001 par value, 1,000,000
     shares authorized, 1,000,000 shares issued and
     outstanding                                                               1
   Common stock, $.001 par value, 20,000,000 shares
     authorized; 10,204,637 shares issued and outstanding                     10
   Additional paid-in capital                                                261
   Retained earnings                                                       1,646
                                                                         -------
      Total Stockholders' Equity                                           1,919
                                                                         -------
      Total Liabilities and Stockholders' Equity                         $23,585
                                                                         =======


                      SEE NOTES TO THE FINANCIAL STATEMENTS

                          GVI SECURITY SOLUTIONS, INC.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)


(In thousands, except per share amounts)                            Three Months Ended
                                                                          March 31,
                                                                 ----------------------------
                                                                      2004           2003
                                                                 ------------    ------------
                                                                                  Predecessor
                                                                                    Business
Revenues                                                         $     14,989    $     10,017

Cost of Revenues                                                       12,469           8,222
                                                                 ------------    ------------
Gross Profit                                                            2,520           1,795

Selling, General and Administrative Expenses                            2,807           1,442
                                                                 ------------    ------------
Operating Income (Loss)                                                  (287)            353

Interest Expense                                                          (88)            (57)
                                                                 ------------    ------------
Income (Loss) before taxes                                               (375)            296

Income Tax Expense (Benefit)                                             (106)             --
                                                                 ------------    ------------
Net Income (Loss)                                                $       (269)   $        296
                                                                 ============    ============
Income (Loss) Per Share
     Basic                                                       $      (0.01)   $       0.01
                                                                 ============    ============
     Diluted                                                     $      (0.01)   $       0.01
                                                                 ============    ============

Shares Used in Calculation of Net Income (Loss) Per Share
     Basic                                                             28,913          28,372
                                                                 ============    ============
     Diluted                                                           28,913          28,427
                                                                 ============    ============

                      SEE NOTES TO THE FINANCIAL STATEMENTS

                          GVI SECURITY SOLUTIONS, INC.
                      STATEMENTS OF CASH FLOWS (UNAUDITED)


(In thousands)                                                                        Three Months Ended
                                                                                           March 31,
                                                                                 ----------------------------
                                                                                    2004            2003
                                                                                 ------------    ------------
                                                                                                  Predecessor
                                                                                                    Business
Cash Flows From Operating Activities
     Net Income (Loss)                                                           $       (269)   $        296
     Adjustments to Reconcile Net Income (Loss) to Net Cash
       Used In Operating Activities
         Depreciation                                                                      36              25
         Amortization of deferred loan origination fee                                      5               5

     Changes in Assets and Liabilities
       Accounts receivable                                                              1,925             237
       Inventory                                                                       (1,107)            284
       Other receivables                                                                  651            (140)
       Prepaids and other current assets                                                 (160)            243
       Accounts payable                                                                 1,202            (869)
       Accrued expenses                                                                   (38)             39
       Deposits                                                                          (143)             --
       Federal income tax payable                                                        (440)             --
                                                                                 ------------    ------------
       Net Cash Provided by Operating Activities                                        1,662             120
                                                                                 ------------    ------------

Cash Flows From Investing Activities
     Purchase of property and equipment                                                   (55)            (23)
     Purchase of investment in Bio Access ID                                             (250)             --
                                                                                 ------------    ------------
       Net Cash Used in Investing Activities                                             (305)            (23)
                                                                                 ------------    ------------

Cash Flows From Financing Activities
     Proceeds from subordinated notes payable                                             159              --
     Proceeds/(Repayments) of lines of credit                                            (625)             --
                                                                                 ------------    ------------
       Net Cash Provided (Used) by Financing Activities                                  (466)            124
                                                                                 ------------    ------------
Net Increase in Cash                                                                      891             221

Cash, Beginning of Period                                                                  69             166
                                                                                 ------------    ------------
Cash, End of Period                                                              $        960    $        387
                                                                                 ============    ============
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND  FINANCING
ACTIVITIES

Liabilities Assumed in Acquisition                                               $      1,819    $         --
Series A Preferred Stock Assumed in Acquisition                                             1              --
Conversion of Related Party Note and Loan Payable and
   Accrued Interest into Preferred Series D Stock                                       1,517              --
Issuance of Preferred Series E Stock in Acquisition                                         1              --

                      SEE NOTES TO THE FINANCIAL STATEMENTS

                          GVI SECURITY SOLUTIONS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

These financial statements should be read in conjunction with a reading of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2003, and the Form 8-K/A filed on April 22, 2004.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to interim financial information and with the requirements of Form SB-2 and Item 310 of Regulation S-B of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Interim results are not necessarily indicative of results for a full year. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position and the results of operations and cash flows for the interim periods have been included.

On February 20, 2004, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of February 19, 2004, by and among the Company, GVI Security, Inc. ("GVI"), and GVI Security Acquisition Corp., a newly formed wholly-owned subsidiary of the Company, GVI merged (the "Merger") with GVI Security Acquisition Corp., becoming the Company's wholly-owned subsidiary, and the stockholders of GVI became stockholders of the Company. As a result of the Merger, the business of GVI is now the Company's business. GVI is the exclusive distributor of Samsung Electronics video security products in North, Central and South America, and distributes video surveillance and other security products to wholesale distributors and consumers. GVI's security products include both proprietary GVI solutions and Samsung Electronics components.

For accounting purposes, because GVI Security Solutions, Inc. (formerly Thinking Tools, Inc.) had become a shell company, the Merger was treated as a recapitalization of GVI Security, Inc. As such, the historical financial information prior to the merger is that of GVI Security, Inc.

Immediately prior to the Merger, and as a condition thereto, Europa exchanged the Convertible Demand Grid Note issued by the Company in the principal amount of $1,000,000, and all other indebtedness of the Company to Europa, for 10,000 shares of the Series D Convertible Preferred Stock of the Company, which were convertible into an aggregate of 77,218,860 shares of common stock. In the Merger, the Company issued to the former stockholders of GVI an aggregate of 1,000,000 shares of the Series E Convertible Preferred Stock, which were convertible into an aggregate of approximately 1,833,948,000 shares of the Company's common stock.

Pursuant to its obligations under the Merger Agreement, on March 23, 2004, the Company filed with the Securities and Exchange Commission, a Definitive Information Statement with respect to the approval by the Company's stockholders of (i) amendments to the Company's certificate of incorporation increasing the authorized shares of the Company's common stock to 75,000,000 and effecting a one-for-65 reverse stock split of the common stock so that the Company would have sufficient shares of unissued common stock so as to permit the conversion of all of the Series D Stock, Series E Stock and all other convertible securities of the Company (the "Charter Amendment"), (ii) the Stock Option Plan, and (iii) the change of its name to GVI Security Solutions, Inc. These actions were approved of by the Board of Directors on February 26, 2004. The Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware giving effect to such amendments in April 2004. In April 2004, all outstanding shares of Series A Preferred Stock, Series D Preferred Stock and Series E Preferred Stock automatically converted into shares of the Company's common stock, and the Company effected a one-for-65 reverse common stock split.

In order to present comparative Earnings Per Share information for the three month periods ended March 31, 2004 and 2003, the shares used in the calculations of net income (loss) per share have been adjusted as if the preferred stock conversions occurred, as applicable, and for the one-for-65 reverse common stock split.

Until May, 2003, GVI elected to be taxed under the provisions of Sub-Chapter S of the Internal Revenue Code. Under those provisions, GVI did not provide for or pay Federal and certain corporate state income taxes on its taxable income for the period ended March 31, 2003. Instead, the stockholders were liable for individual Federal and State income taxes on their share of the Company's taxable income.

NOTE 2 ~ STOCK-BASED COMPENSATION

In December 2002, the Financial Accounting Standards Board Issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123." this statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock-based compensation using Accounting Principles Board (APB) Option No. 25, "Accounting for Stock Issued to Employees" and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. The exercise price of options granted under the stock option plan is equal to the market price of the underlying stock on the date of grant. Therefore, no compensation cost was recorded under APB No. 25.

If the Company had determined compensation cost for the stock-based compensation plan in accordance with the fair value method prescribed by SFAS No. 123, proforma net income for the three month periods ended March 31, 2004 and 2003, would have been as follows (in thousands):

                                                        2004        2003
                                                     ----------- -----------
 Net income (loss), as reported                      $    (269)  $     296
 Stock-based employee compensation
 expense, net of related tax effects                        91          --
                                                     ---------   ---------

   Net Income (loss), pro forma                      $    (360)  $     296
                                                     =========   =========


The weighted average fair value of options granted during 2004 was $1.62. The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

   Risk free rate of return                                3.02%          --  %
   Option lives in years                                   5              --
   Annual volatility of stock price                        74%            --  %
   Dividend yield                                          --%            --  %



NOTE 3 ~ LINE OF CREDIT

The line of credit contains certain financial and other covenants with which the Company was either in compliance at March 31, 2004 or has obtained an appropriate waiver from the lender.

NOTE 4 ~ SUBORDINATED NOTES PAYABLE

On March 31, 2004, GVI received a total of $159,000 from the Company's Chief Executive Officer and affiliates of two directors for subordinated convertible notes payable, bearing interest at 10% per year, which are convertible into the common stock of the Company at $5.10 per share (post-reverse split). The notes are due at the earlier of a closing of a public or private security offering of at least $3,000,000, a change of control, or September 30, 2004.

NOTE 5 ~ RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with a company owned by William Teitlebaum, a shareholder. During the three month periods ended March 31, 2004 and 2003, the Company sold security products of approximately $10,000 and $141,000, respectively, to this company. At March 31, 2004 and 2003, amounts due from this company, which are included in accounts receivable, were $213,000 and $141,000, respectively.

In the normal course of business, the Company pays sales commissions to a shareholder of the Company. During the three month periods ended March 31, 2004 and 2003, the Company paid sales commissions to the shareholder of $81,000 and $74,000, respectively.

Europa is managed by a company owned by a shareholder of the Company. Certain options and warrants are owned by officers and directors of the Company. The Company's Chief Executive Officer and affiliates of two directors advanced $159,000 for subordinated convertible notes payable (See Note 4).

NOTE 6 ~ CONTINGENCIES

A shareholder, Teitelbaum, claims ownership of a warrant allegedly issued by GVI prior to the Merger, which would, he claims, under the terms of the Merger, entitle him to purchase 261,991,428 shares of common stock at an aggregate exercise price of $3,285.70, before giving effect to the reverse split (the "Warrant"). The Company disputes the validity of the Warrant.

Sales to certain consumers of video surveillance and other security products may be subject to sales tax requirements and possible audits by state taxing authorities.

The Company is also a party to other disputes in the normal course of business. Management believes the ultimate resolution of such disputes will not have a material effect on the financial statements.

NOTE 7 ~ 2004 STOCK INCENTIVE PLAN

In February 2004, the Company adopted the 2004 Long-Term Stock Incentive Plan and reserved 386,094,320 shares of its common stock (prior to giving effect to the reverse stock split). In addition, in February, the Company granted options for common stock exercisable under the plan of 173,875,000 at $0.04 per share and 183,394,797 at $0.0049 per share (prior to giving effect to the reverse stock split).

NOTE 8 ~ INVESTMENT IN BIO-ACCESSID, LLC

On January 20, 2004, pursuant to a Membership Purchase Agreement by and among John Carter, Ronald DeBerry, GVI Security Solutions, Inc., and Bio-AccessID, LLC ("Bio-Access"), the Company purchased a 5% membership interest in Bio-Access for $250,000. As part of the agreement, the Company has the right to acquire up to an additional 16% of Bio-Access over a three-year period after certain agreed-upon purchase goals have been attained for a purchase price of up to an additional $500,000.

NOTE 9 ~ UNAUDITED PRO FORMA CONDENSED STATEMENTS OF OPERATIONS

The following unaudited pro forma condensed statements of operations of the Company have been prepared to indicate how the financial statements of the Company might have looked if the Merger with GVI and transactions related to that Merger had occurred as of the beginning of the periods presented.

The pro forma condensed statements of operations have been prepared using the historical financial statements of the Company and GVI for the three month periods ended March 31, 2004 and 2003. The per share information has been adjusted as if the preferred stock conversions occurred, as applicable, and for the one-for-65 reverse common stock split. For accounting purposes, because the Company had become a shell company, the Merger was treated as a recapitalization of GVI.

The pro forma condensed statements of operations should be read in conjunction with a reading of the historical financial statements of the Company and GVI. The pro forma condensed statements of operations are presented for illustrative purposes only and are not intended to be indicative of actual financial condition or results of operations had the Merger been in effect during the periods presented, or of financial condition or results of operations that may be reported in the future.

                          GVI SECURITY SOLUTIONS, INC.
              UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                     THREE MONTH PERIOD ENDED MARCH 31, 2004

(In Thousands, except per share amounts)

                                                 Historical                        Pro Forma
                                       ------------------------------    -----------------------------
                                       GVI Security
                                         Solutions,          GVI
                                            Inc.        Security, Inc.   Adjustments        Combined
                                       -------------    -------------    -------------   -------------
Revenues                               $          --    $      14,989    $          --   $      14,989

Cost of Goods Sold                                --           12,469               --          12,469
                                       -------------    -------------    -------------   -------------
Gross Profit                                      --            2,520               --           2,520

Selling, General and Administrative               31            2,807               --           2,838
                                       -------------    -------------    -------------   -------------

Operating Income / (Loss)                        (31)            (287)              --            (318)

Interest Expense                                (110)             (88)             110             (88)
                                       -------------    -------------    -------------   -------------

Income (Loss) Before Income Taxes               (141)            (375)             110            (406)
                                       -------------    -------------    -------------   -------------

Provision (Benefit) for Income Taxes              --             (106)              --            (106)
                                       -------------    -------------    -------------   -------------

Net Income / (Loss)                    $        (141)   $        (269)   $         110   $        (300)
                                       =============    =============    =============   =============

Income / (Loss) Per Share:
      Basic and Diluted                                                                  $       (0.01)
                                                                                         =============

Shares Used in Calculation of Net
   Income / (Loss) Per Share:

      Basic and Diluted                                                                         28,372
                                                                                         =============

The adjustments reflect the exchange of the indebtedness by the Company to Europa by removing the related interest expense. Basic and fully diluted earnings per share assume conversion of Series A, D, and E Preferred Stock on January 1, 2004.

                          GVI SECURITY SOLUTIONS, INC.
              UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                     THREE MONTH PERIOD ENDED MARCH 31, 2003

(In Thousands, except per share amounts)

                                                 Historical                        Pro Forma
                                       ------------------------------    -----------------------------
                                       GVI Security
                                         Solutions,          GVI
                                            Inc.        Security, Inc.   Adjustments       Combined
                                       -------------    -------------    -------------   -------------
Revenues                               $          --    $      10,017    $          --   $      10,017

Cost of Goods Sold                                --            8,222               --           8,222
                                       -------------    -------------    -------------   -------------

Gross Profit                                      --            1,795               --           1,795

Selling, General and Administrative                8            1,442               --           1,450
                                       -------------    -------------    -------------   -------------
Operating Income / (Loss)                         (8)             353               --             345

Interest Expense                                 (27)             (57)              27             (57)
                                       -------------    -------------    -------------   -------------
Income (Loss) Before Income Taxes                (35)             296               27             288

Provision (Benefit) for Income Taxes              --               --               --              --
                                       -------------    -------------    -------------   -------------

Net Income / (Loss)                    $         (35)   $         296    $          27   $         288
                                       =============    =============    =============   =============

Income / (Loss) Per Share:
      Basic                                                                              $       (0.01)
                                                                                         =============
      Diluted                                                                            $       (0.01)
                                                                                         =============

Shares Used in Calculation of Net
Income / (Loss) Per Share:
      Basic                                                                                     28,372
                                                                                         =============
      Diluted                                                                                   28,383
                                                                                         =============

The adjustments reflect the exchange of the indebtedness by the Company to Europa by removing the related interest expense. Basic and fully diluted earnings per share assume conversion of Series A, D, and E Preferred Stock on January 1, 2003. Fully diluted earnings per share also assumes conversion of exercisable options and warrants based on the terms of the agreements and the Company's traded market price subsequent to the Merger.

NOTE 10 ~ SUBSEQUENT EVENTS

On April 12, 2004, the Company changed its name to GVI Security Solutions, Inc., increased the total shares authorized to 75 million, resulting in the conversion to common stock of the preferred stock Series A, D, and E outstanding shares, and effected a one for 65 reverse common stock split.

                                GVI SECURITY, INC.
                                  BALANCE SHEETS
                             DECEMBER 31, 2003 AND 2002

                                        ASSETS
                                                                                       2003                2002
                                                                                    -----------         -----------
         CURRENT ASSETS
             Cash                                                                   $    69,114         $   166,064
             Accounts receivable, net of allowance for doubtful accounts of
               $447,523 and $125,000, respectively                                   12,401,661           5,503,033
             Inventory                                                                8,368,117           6,270,967
             Other receivables                                                        1,429,478           1,048,465
             Prepaid expenses and other assets                                          455,905             402,897
             Deferred income taxes                                                      301,503                  --
                                                                                    -----------         -----------
                      Total current assets                                           23,025,778          13,391,426

         PROPERTY AND EQUIPMENT, net                                                    565,316             264,646

         OTHER ASSETS
             Deferred loan origination fee, net of accumulated amortization               5,500              10,168
                                                                                    -----------         -----------

         TOTAL ASSETS                                                               $23,596,594         $13,666,240
                                                                                    ===========         ===========

                                LIABILITIES AND STOCKHOLDERS' EQUITY
         CURRENT LIABILITIES
             Accounts payable                                                       $11,173,295         $ 8,549,800
             Line of credit                                                                  --           3,346,621
             Accrued expenses                                                           737,663             321,785
             Federal income taxes payable                                               456,157                  --
                                                                                    -----------         -----------

                      Total current liabilities                                      12,367,115          12,218,206

         LINE OF CREDIT                                                               8,650,258                  --

         DEFERRED INCOME TAXES                                                           89,326                  --

         STOCKHOLDERS' EQUITY
             Common stock - $0.001 par value; 1,000,000 shares
               authorized; 230,000 shares issued and outstanding                            230                 230
             Additional paid-in capital                                                 574,770             574,770
             Retained earnings                                                        1,914,895             873,034
                                                                                    -----------         -----------

                      Total stockholders' equity                                      2,489,895           1,448,034
                                                                                    -----------         -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $23,596,594         $13,666,240
                                                                                    ===========         ===========


  The Notes to Financial Statements are an integral part of these statements.

                               GVI SECURITY, INC.
                            STATEMENTS OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                                          2003                  2002
                                                                      ------------          ------------

         INCOME
              Sales, net of returns, allowances and discounts         $ 56,254,573          $ 36,978,095
              Lease income                                                  81,643               114,349
                                                                      ------------          ------------

                       Total income                                     56,336,216            37,092,444

         COST OF GOODS SOLD                                             46,666,979            30,523,198
                                                                      ------------          ------------

                       Gross profit                                      9,669,237             6,569,246

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                    7,648,812             5,133,082
                                                                      ------------          ------------

                       Operating income                                  2,020,425             1,436,164

         INTEREST EXPENSE                                                  227,698               244,370
                                                                      ------------          ------------

                       Income before taxes                               1,792,727             1,191,794

         INCOME TAX EXPENSE (BENEFIT)
              Current tax provision                                        748,042                56,021
              Deferred tax benefit                                        (212,177)                   --
                                                                      ------------          ------------

                       Total income tax expense                            535,865                56,021
                                                                      ------------          ------------

                       Net income                                     $  1,256,862          $  1,135,773
                                                                      ============          ============


  The Notes to Financial Statements are an integral part of these statements.

                               GVI SECURITY, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2003 AND 2002


                                              Common Stock            Additional
                                        --------------------------      Paid-in        Retained
                                          Shares         Amount         Capital         Earnings            Total
                                        -----------     ----------    ------------    --------------    --------------
Balance, December 31, 2001                 230,000      $     230     $   574,770     $     289,761     $     864,761
     Net income                                                                           1,135,773         1,135,773
     Distributions                                                                         (552,500)         (552,500)
                                        -----------     ----------    ------------    --------------    --------------
Balance, December 31, 2002                 230,000            230         574,770           873,034         1,448,034
     Net income                                                                           1,256,862         1,256,862
     Distributions                                                                         (215,001)         (215,001)
                                        -----------     ----------    ------------    --------------    --------------
Balance, December 31, 2003                 230,000      $     230     $   574,770     $   1,914,895     $   2,489,895
                                        ===========     ==========    ============    ==============    ==============


  The Notes to Financial Statements are an integral part of these statements.

                           GVI SECURITY, INC.
                        STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                         2003                  2002
                                                                                     ------------          ------------
         CASH FLOWS FROM OPERATING ACTIVITIES:
              Net income                                                             $  1,256,862          $  1,135,773
              Adjustments to reconcile net income to net
                 cash provided by (used in) operating activities:
                  Depreciation and amortization                                           164,273               101,861
                  Increase (decrease) in cash flows due to changes
                     in operating assets and liabilities:
                      Accounts receivable                                              (6,898,628)             (155,964)
                      Inventory                                                        (2,097,150)           (4,179,425)
                      Prepaid expenses and other assets                                   (53,008)             (360,852)
                      Other receivables                                                  (381,013)             (203,444)
                      Accounts payable                                                  2,623,495             4,863,677
                      Accrued expenses                                                    415,878                 8,574
                      Income taxes payable                                                456,157                    --
                      Deferred income taxes                                              (212,177)                   --
                                                                                     ------------          ------------

                         Net cash provided by (used in) operating activities           (4,725,311)            1,210,200
                                                                                     ------------          ------------

         CASH FLOWS FROM INVESTING ACTIVITIES:
              Purchase of property and equipment                                         (460,275)             (189,795)
                                                                                     ------------          ------------

                         Net cash used in investing activities                           (460,275)             (189,795)
                                                                                     ------------          ------------

         CASH FLOWS FROM FINANCING ACTIVITIES:
              Proceeds from line of credit                                             44,744,230            33,086,245
              Payments on line of credit                                              (39,440,593)          (33,688,037)
              Distribution to shareholders for taxes                                     (215,001)             (552,500)
                                                                                     ------------          ------------
                         Net cash provided by (used in) financing activities            5,088,636            (1,154,292)
                                                                                     ------------          ------------

                         Net decrease in cash                                             (96,950)             (133,887)

         CASH, BEGINNING OF YEAR                                                          166,064               299,951
                                                                                     ------------          ------------

         CASH, END OF YEAR                                                           $     69,114          $    166,064
                                                                                     ============          ============

         SUPPLEMENTARY INFORMATION TO
           STATEMENT OF CASH FLOWS:
              Cash paid for interest                                                 $    209,193          $    237,136
                                                                                     ============          ============

              Cash paid for taxes                                                    $    200,000          $         --
                                                                                     ============          ============

  The Notes to Financial Statements are an integral part of these statements.

                               GVI SECURITY, INC.
                          NOTES TO FINANCIAL STATEMENTS



Note 1. Summary of Significant Accounting Policies

     Organization

         GVI Security, Inc. (the "Company" or "GVI") was organized as a Delaware Corporation and began operations on May 10, 2000. The Company is the exclusive distributor of Samsung Electronics ("Samsung") security products in North, Central and South America and distributes security products to wholesale distributors and consumers in North America and internationally. During the years ended December 31, 2003 and 2002, sales in North America comprised 90.5% and 89.9% of total sales, respectively, and international sales comprised 9.5% and 10.1% of total sales, respectively.

     Cash and Cash Equivalents

         The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as defined at December 31, 2003 or 2002.

     Accounts Receivable

         Trade receivables are presented on the balance sheet at outstanding principal adjusted for any charge offs. The Company maintains an allowance for doubtful receivables based on previous loss experience. Additional amounts are provided through charges to income, as management feels necessary, after evaluation of receivables and current economic conditions. Amounts which are considered to be uncollectible are charged off and recoveries of amounts previously charged off are credited to the allowance upon recovery. The allowance for doubtful accounts at December 31, 2003 and 2002 was $447,523 and $125,000,
         respectively.

         Note 8 includes a description of amounts due from related parties that are included in accounts receivable.

     Inventory

         Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of goods held for resale and parts used for repair work.

     Fixed Assets

         Fixed assets are stated at cost. Depreciation and amortization are provided for on straight-line and accelerated methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When assets are fully depreciated, or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is credited or charged to income.

     Revenue Recognition

         Sales revenue is recognized upon the shipment of merchandise to customers. Allowances for sales returns are recorded as a component of net sales in the period the allowances are recognized.

                               GVI SECURITY, INC.
                          NOTES TO FINANCIAL STATEMENTS



Note 1. Summary of Significant Accounting Policies - continued

     Shipping and Handling Costs

         Shipping and handling costs are expensed as incurred and included in cost of goods sold.

     Income Taxes

         Until May, 2003, the Company elected to be taxed under the provisions of Sub-Chapter S of the Internal Revenue Code. Under those provisions, the Company did not provide for or pay Federal and certain corporate state income taxes on its taxable income for the year ended December 31, 2002, and for the period until May, 2003. Instead, the stockholders were liable for individual Federal and state income taxes on their share of the Company's taxable income.

         In May, 2003, the Company lost its status as an "S" Corporation and became a "C" corporation when a disqualified entity acquired stock. Accordingly, a provision has been made for income tax based upon the prorated taxable income for the year. Income taxes consist of taxes currently payable plus deferred taxes related primarily to differences between the basis of property and equipment, inventory, and accounts receivable for financial and income tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled.

         Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal date of temporary differences not related to an asset or liability for financial reporting. Also, a valuation allowance is used, if necessary, to reduce deferred tax assets by the amount of any tax benefits that are not expected to be realized in the future based on available evidence.

     Stock Based-Compensation

         In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of SFAS No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock-based compensation using Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. The exercise price of options granted under the stock option plan (Note 10) is equal to the market price of the underlying stock on the date of grant. Therefore, no compensation cost was recorded under APB No. 25.

         If the Company had determined compensation cost for the stock-based compensation plan in accordance with the fair value method prescribed by SFAS No. 123, proforma net income for the year ended December 31, 2003 would have been as follows:

         Net income, as reported                      $ 1,256,862
         Stock-based employee compensation expense,
         Net of related tax effects                       (11,097)
                                                      -----------
         Net income, pro forma                        $ 1,245,765
                                                      ===========

                               GVI SECURITY, INC.
                          NOTES TO FINANCIAL STATEMENTS



Note 1.       Summary of Significant Accounting Policies - continued

     Stock Based-Compensation - continued

         The weighted average fair value of options granted during 2003 was $1.72. The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

         Risk free rate of return             1.5%
         Option lives in years                  3
         Annual volatility of stock price     0.0%
         Dividend yield                       0.0%

     Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include those that relate to the valuation of inventory, accounts receivable and the useful lives of property and equipment.

     Advertising

         Advertising costs are expensed as incurred. The advertising costs, which included various promotional incentives and trade show participation, for the year ended December 31, 2003 and 2002, were reimbursed by Samsung in the form of marketing incentives and reimbursement for trade show participation.

Note 2. Property and Equipment

         Property and equipment at December 31, 2003 and 2002 consist of the following:

                                                       Useful Lives
                                                          In Years     2003           2002
                                                        ----------- -----------     ----------
              Furniture and fixtures                         5-7    $    61,403     $   51,403
              Office and warehouse equipment                 2-7        517,981        116,598
              Leasehold improvements                         2-7         27,000         27,000
              Computer equipment and software                3-5        251,782        202,890
                                                                     ----------      ---------
                                                                        858,166        397,891
              Less: accumulated depreciation                            292,850        133,245
                                                                     ----------      ---------
                                                                     $  565,316      $ 264,646
                                                                     ==========      =========

                               GVI SECURITY, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 3. Credit Facilities

     The Company had a line of credit agreement with Fleet National Bank, which provided the Company with a line of credit of $5,000,000 for working capital and general corporate purposes. The agreement expired in May 2003 and was extended through October 2003.

     The interest rate on the revolving credit line was either Libor plus 3.5% or prime plus one percent at the Company's discretion when funds were borrowed, with interest payable monthly. The Company had $2,100,000 outstanding at Libor plus 3.5% which at December 31, 2002 was 4.92% and $1,246,621 outstanding at prime plus 1% which at December 31, 2002 was 6%.

     In accordance with the terms of the loan agreement, the outstanding principal amount could not exceed the lesser of (a) $5,000,000 or (b) the sum of up to 75% of the eligible accounts receivable plus up to 50% of the eligible inventory provided that the maximum amount of outstanding loan made based on eligible inventory shall at no time exceed $1,500,000. The Company was required to pay a monthly facility fee of .25% for the unused portion of the revolving credit facility and an annual collateral management fee. Substantially all of the assets of the Company were pledged as collateral securing the line of credit. Additionally, two stockholders of the Company had jointly and severally guaranteed the first $500,000 of the Company's borrowings. The loan contained certain financial and other covenants with which the Company was in compliance.

     Effective November 1, 2003, the Company entered a line of credit agreement with Comerica Bank, which provides the Company with a line of credit of $10,000,000 for working capital and general corporate purposes. The agreement expires on November 1, 2005.

     The Company has the option to designate a portion of the unpaid principal balance to bear interest at a rate determined by prime and to designate a portion of the unpaid principal balance to bear interest at a rate determined by a Eurodollar rate. At December 31, 2003, the balance drawn on the line was $8,650,258 and the effective rate was 3.75%.

     In accordance with the terms of the loan agreement, the outstanding principal amount shall not exceed the lesser of (a) $10,000,000 or (b) the sum of up to 75% of the eligible accounts receivable plus up to 50% of the eligible inventory provided that the maximum amount of outstanding loan made based on eligible inventory shall at no time exceed $3,000,000. The Company is required to pay a quarterly commitment fee on the unused portion of the revolving credit facility. Substantially all of the assets of the Company are pledged as collateral securing the line of credit. The loan contains certain financial and other covenants with which the Company was either in compliance at December 31, 2003 or obtained an appropriate waiver from the lender.

                               GVI SECURITY, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 4. Income Taxes

     The current tax provision consists of the following:

                                     2003                       2002
                                   --------                   --------
         Federal                   $656,157                   $
         State                       91,885                     56,021
                                   --------                   --------
                                   $748,042                   $ 56,021
                                   ========                   ========

     Deferred taxes are provided for the differences in the tax and accounting basis of assets and liabilities as follows:

         Current deferred tax assets                               2003
                                                               ------------
              Allowance for doubtful accounts                  $    152,158
              Inventory reserve                                      63,240
              Uniform capitalization of inventory costs              69,105
              Accrued bonus                                          17,000
                                                               ------------
                                                                    301,503
         Noncurrent deferred tax liabilities
              Property and equipment                                (89,326)
                                                               ------------
              Net                                              $    212,177
                                                               ============

     The Company's effective tax rate differs from the expected federal income tax rate as follows:

                                                 2003
                                               ---------
         Income tax at statutory rates (34%)   $ 609,527
         Effects of permanent differences         25,148
         State income taxes effect                60,645
         Effects of change in tax status        (159,455)
                                               ---------
         Income tax provision (30%)            $ 535,865
                                               =========

     As described in Note 1, the Company converted from an "S" corporation to a "C" corporation in May, 2003. Prior thereto, the Company was not liable for federal or certain state income taxes. The reported 2002 income tax provision consists entirely of state income taxes.

Note 5. 401(k) Plan

     The Company has a 401(k) profit-sharing plan covering all of its eligible employees. The Plan provides for annual discretionary employer and employee contributions. No contributions were made to the plan for 2003 and 2002.

                               GVI SECURITY, INC.
                          NOTES TO FINANCIAL STATEMENTS

Note 6. Commitments

     The Company leases warehouse and office space under an agreement which expired in October 2003, and is continuing on a month to month basis. A lease agreement for a new location was signed by the Company in 2004. Under the terms of the new lease, the Company pays no rent for the six months, then pays monthly rent of $25,704 for the remainder of the sixty-six month lease. The Company also has entered into a lease for additional office space effective January 1, 2004, with rent payments of $3,500 per month for a term of six months.

     The minimum annual rentals under non-cancelable leases are as follows:

                 Year Ended
                December 31,
                       2004                                  $   72,408
                       2005                                     308,447
                       2006                                     308,447
                       2007                                     308,447
                       2008                                     308,447
                       Thereafter                               257,040
                                                             ----------
                                                             $1,563,236
                                                             ==========

         Rent expense amounted to $141,424 and $113,164 for the years ended December 31, 2003 and 2002, respectively.

Note 7. Concentration of Risk

     Samsung Electronics Exclusive Product Distribution Agreement

         The Company has signed an exclusive product distribution agreement with Samsung that is renewable annually if the Company purchases from Samsung the "Annual Volume Targets," as defined, agreed to for that year. Under the terms of the product distribution agreement, Samsung will provide a reasonable amount of product to demonstrate its products and provide samples for customer testing, for distributors use in training purchasers, wholesale distributors and the Company's personnel and to support other distributors. In addition, the agreement provides for Samsung to reimburse the Company for various marketing and trade show expenses. The agreement also provides for the Company to earn a commission on sales of private label products to new Original Equipment Manufacturers.

         The account caption on the balance sheets "other receivables" is comprised primarily of commissions and other amounts due from Samsung under the distribution agreement.

         For the years ended December 31, 2003 and 2002, the Company purchased approximately 79% and 85% of total purchases, respectively, from Samsung.

     Major Customer

         The Company has one major customer that is a purchasing entity for a major national retailer. Approximately 53% and 56% of the Company's sales for years ended December 31, 2003 and 2002, respectively, were from this customer and approximately $4,344,000 and $1,320,000 of the Company's accounts receivable at December 31, 2003 and 2002, respectively, were due from the customer.

                               GVI SECURITY, INC.
                          NOTES TO FINANCIAL STATEMENTS


Note 7. Concentration of Risk - continued

     Cash Credit Risk Concentration

         The Company maintains accounts in a financial institution and at times the balances may be in excess of the FDIC insurance limit. The Company periodically evaluates this financial institution and does not believe it is exposed to undue risk of loss.

Note 8. Related Party Transactions

     In the normal course of business, the Company conducts certain transactions with a company owned by a shareholder. During 2003 and 2002, the Company made sales in the amounts of $299,846 and $527,899, respectively, to this company. At December 31, 2003 and 2002, amounts due from this company, which are included in accounts receivable, were $207,507 and $74,739, respectively.

Note 9. Litigation

     A shareholder of the Company has asserted a claim with respect to 30,000 warrants allegedly issued by the Company. The Company asserts that the transaction required board of directors' approval, which was never obtained. The Company is also a party to other disputes in the normal course of business. Management believes the ultimate resolution of such disputes will not have a material effect on the financial statements.

Note 10. 2003 Stock Incentive Plan

     In July 2003, the Company adopted the GVI Security, Inc. 2003 Stock Incentive Plan. 50,000 shares of common stock are available for issue under the Plan. On July 22, 2003, the Company granted options to purchase 23,000 shares under the Plan for $39.13 per share. The options expire in July, 2003 and vest as follows: upon grant in 2003 - 9,775; May, 2004 - 5,750; May, 2005 - 5,750 and May, 2005 - 1,725. The following summarizes information about the Plan at December 31, 2003:

                                                              Weighted
                                             Number of        Average
                                               Shares          Price
                                               ------          ------
         Balance, December 31, 2002                 --         $   --
              Granted                           23,000         $39.13
              Exercised                             --         $   --
              Cancelled                             --         $   --

         Balance, December 31, 2003             23,000         $39.13
                                                ======         ======
         Exercisable, December 31, 2003          9,775         $39.13
                                                ======         ======

                               GVI SECURITY, INC.
                          NOTES TO FINANCIAL STATEMENTS


Note 11. Subsequent Events

     Bio-AccessID, LLC

         On January 20, 2004, pursuant to a Membership Purchase Agreement by and among John Carter, Ronald DeBerry, GVI Security, Inc., and Bio-AccessID, LLC ("Bio-Access"), the Company purchased a 5% membership interest in Bio-Access for $250,000. As part of the agreement, the Company has the right to acquire up to an additional 15% of Bio-Access.

     Thinking Tools, Inc.

         On February 20, 2004, pursuant to an Agreement and Plan of Merger dated as of February 19, 2004, by and among Thinking Tools, Inc. ("Thinking Tools"), GVI Security, Inc., and GVI Security Acquisition Corp., a newly formed wholly-owned subsidiary of Thinking Tools ("Acquisition Corp."), GVI merged with Acquisition Corp., becoming Thinking Tools' wholly-owned subsidiary.

         In the merger, the former stockholders of GVI were issued an aggregate of 1,000,000 shares of the Series E Convertible Preferred Stock of Thinking Tools ("Series E Stock"). Each share of Series E Stock is convertible into 1,833.948 shares of Thinking Tools' common stock, so that the shares of Series E Stock issued in the merger are convertible into an aggregate of approximately 1,833,948,000 shares of Thinking Tools' common stock, constituting approximately 99.5% of the outstanding shares of Thinking Tools' common stock following the merger (and approximately 95.3% of the outstanding shares of Thinking Tools' common stock following the merger assuming the conversion of all other outstanding shares of Thinking Tools' preferred stock). The shares of Series E Stock will automatically convert into shares of Thinking Tools' common stock on the date Thinking Tools files an amendment to its Certificate of Incorporation increasing the authorized number of shares of its common stock and/or effecting a reverse stock split so that Thinking Tools has a sufficient number of authorized and unissued shares of common stock so as to permit the conversion of all outstanding shares of Series E Stock and all other convertible securities of Thinking Tools.

         The two largest stockholders of GVI prior to the Merger were William Teitelbaum ("Teitelbaum"), who owned approximately 47.8% of GVI's common stock, and GVI Acquisition LLC ("Acquisition LLC"), which owned approximately 38.3% of GVI's common stock. As a result of the merger, Teitelbaum and Acquisition LLC were respectively issued 478,260.86 and 382,608.68 shares of Series E Stock, so that (i) Teitelbaum beneficially owns 877,105,548 shares of Thinking Tools' common stock, constituting approximately 47.2% of the outstanding shares of Thinking Tools' common stock outstanding following the merger assuming the conversion of all other outstanding shares of Thinking Tools' preferred stock, and (ii) Acquisition LLC beneficially owns 701,684,423 shares of Thinking Tools' common stock, constituting approximately 37.8% of the outstanding shares of Thinking Tools' common stock outstanding following the merger assuming the conversion of all other outstanding shares of Thinking Tools' preferred stock.

                               GVI SECURITY, INC.
                          NOTES TO FINANCIAL STATEMENTS



Note 11. Subsequent Events - continued

     Thinking Tools, Inc. - continued

         Acquisition LLC is a California limited liability company, whose sole managers, Fred Knoll and David Weiner, are directors of Thinking Tools. The sole members of Acquisition LLC are Woodman Management Corporation ("WMC"), which has a 47.5% membership interest in Acquisition LLC, and Europa International, Inc. ("Europa"), which has a 52.5% membership interest in Acquisition LLC. David Weiner controls WMC and is its sole stockholder. Fred Knoll is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa.

         Pursuant to the Merger Agreement, on February 20, 2004, Thinking Tools acquired all of the outstanding capital stock of GVI by effecting the merger. As a result of the merger, the business of GVI is now Thinking Tools' only business. The merger will be accounted for as a reverse acquisition of Thinking Tools by GVI.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24 - INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Under our certificate of incorporation and bylaws, our directors and officers are entitled to be indemnified by us to the fullest extent permitted by
Section 102(b)(7) of the Delaware General Corporation Law. Additionally, under our certificate of incorporation and bylaws, our directors are not subject to personal liability to us or our stockholders for monetary damages resulting from a breach of fiduciary duty or failure to exercise any applicable standard of care, except that our directors may be subject to personal liability for monetary damages in circumstances involving:

      o     a breach of the duty of loyalty;

      o acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

      o unlawful payments of dividends, stock purchases or redemptions under the Delaware General Corporation Law; or

      o transactions from which the director derives an improper personal benefit.


ITEM 25 - OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the estimated costs and expenses of the Company in connection with the offering described in this registration statement. None of these costs and expenses will be paid by any of the selling stockholders.

           Securities and Exchange Commission Registration Fee.....  $24,168.52
           Legal Fees and Expenses.................................  $25,000
           Accounting Fees and Expenses............................  $10,000
           Other Expenses..........................................  $15,000

           Total Costs and Expenses................................  $174,168.52


ITEM 26 - RECENT SALES OF UNREGISTERED SECURITIES.

      On May 27, 2004, in a transaction exempt from registration under Section 4(2) of the Securities Act, we issued a $5 million secured convertible term note, a $5 million convertible secured convertible revolving note and a $5 million secured minimum borrowing note, to Laurus Master Fund, Ltd. for an aggregate purchase price of $15 million. As part of the transaction, Laurus was also issued a seven-year warrant to purchase 940,000 shares of our Common Stock at a price of $3.50 per share. We agreed to issue a similar warrant to purchase 94,000 shares of Common Stock to a finder. Amounts outstanding under the term note are convertible into Common Stock at Laurus's option at a conversion price initially equal to $2.70 per share. In addition, subject to (i) having an effective registration statement with respect to the shares of Common Stock underlying the term note, and (ii) limitations based on trading volume of the Common Stock, scheduled principal and interest payments under the term note will be made in shares of Common Stock valued at the conversion price. Amounts outstanding under the revolving and minimum borrowing notes are convertible to Common Stock at Laurus's option at a conversion price initially equal to $3.38 per share. The conversion prices under the notes are subject to equitable adjustment for stock splits, stock dividends and similar events, and "weighted average" adjustment for future stock issuances (other than stock issuances in specifically excepted transactions).

      On February 18, 2004, in a transaction exempt form registration under
Section 4(2) of the Securities Act, we issued 10,000 shares of Series D Preferred to Europa International, Inc. in exchange for a $1 million demand convertible grid note we had issued to Thinking Technologies in November 2000 (which had been transferred to Europa) and other indebtedness of ours to Europa in the aggregate amount of approximately $90,000. The shares of Series D Preferred Stock converted into an aggregate of 1,187,983 shares of Common Stock in April 2004 when we effected a one-for-65 reverse stock split and increased our shares of authorized Common Stock to 75,000,000.

      On February 20, 2004 we issued 1,000,000 shares of Series E Preferred Stock to the former stockholders of GVI Security, Inc. in connection with the merger in a transaction that was exempt from registration pursuant to Regulation D under the Securities Act. The shares of Series E Preferred Stock converted into an aggregate of 28,214,587 shares of Common Stock in April 2004 when we effected a one-for-65 reverse stock split and increased our shares of authorized Common Stock to 75,000,000.

      We have issued options to purchase shares of our Common Stock from time to time under our 2004 Long-Term Incentive Plan. The exercise prices of such options are equivalent to the fair market value of our Common Stock on the respective grant dates. Such stock option grants were exempt from registration pursuant to Section 4(2) of the Securities Act. None of these options have been exercised.

ITEM 27 - EXHIBITS.

      The following exhibits are filed with this document:

  EXHIBIT
   NUMBER      EXHIBIT TITLE
   ------      -------------

2.1 Agreement and Plan of Merger, dated as of February 19, 2004, by and among Thinking Tools, Inc., GVI Security, Inc., and GVI Security Acquisition Corp. *

3.1            Certificate of Incorporation and Amendments of GVI Security
               Solutions, Inc.**

3.2            By-Laws of GVI Security Solutions, Inc. Inc.***

3.4 Certificate of the Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of Thinking Tools, Inc.****

4.1            2004 Long-Term Stock Incentive Plan #

4.2 Securities Purchase Agreement, dated May 27, 2004, by and between GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. ##

4.3 Secured Convertible Term Note, dated May 27, 2004, made by GVI Security Solutions, Inc. to Laurus Master Fund, Ltd. ##

4.4 Common Stock Purchase Warrant, dated May 27, 2004, issued to Laurus Master Fund, Ltd. ##

4.5 Security Agreement, dated May 27, 2004, by and between GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. ##

4.6 Secured Convertible Minimum Borrowing Note, dated May 27, 2004, made by GVI Security Solutions, Inc. to Laurus Master Fund, Ltd.
               ##

4.7 Secured Revolving Note, dated May 27, 2004, made by GVI Security Solutions, Inc. to Laurus Master Fund, Ltd. ##

4.8 Registration Rights Agreement, dated May 27, 2004, by and between GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. ##

4.9 Master Security Agreement, dated May 27, 2004, by GVI Security Solutions, Inc. and GVI Security, Inc. in favor of Laurus Master Fund, Ltd. ##

4.10           Subsidiary Guarantee, dated May 27, 2004, by GVI Security, Inc.
               in favor of Laurus Master Fund, Ltd. ##

4.11 Stock Pledge Agreement, dated May 27, 2004, by and among GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. ##

4.12 Registration Rights Agreement, dated as of February 19, 2004, by and among the Registrant and the stockholders of the Registrant party thereto.*

5.1            Opinion of Kronish Lieb Weiner & Hellman LLP (filed herewith)

10.1 Distributor Agreement between Samsung Electronics Co., Ltd. and GVI Security, Inc. (filed herewith)

10.2 Executive Employment Agreement, dated as of February 17, 2004, by and between the Registrant and Nazzareno E. Paciotti #

10.3 Consulting Agreement, dated as of February 17, 2004, by and between the Registrant and November Group, Ltd. #

10.4 Consulting Agreement, dated as of February 18, 2004, by and between the Registrant and Europa International, Inc. (filed herewith)

10.5 Executive Employment Agreement, dated as of July 22, 2003, by and between GVI Security, Inc. and Thomas Wade #

10.6 Commercial Industrial Lease Agreement, effective as of April 1, 2004, between, CSHV Texas Industrial, L.P., as Landlord, and GVI Security, Inc., as Tenant (filed herewith)

21             Subsidiaries of the Registrant #

23.1           Consent of Kronish Lieb Weiner & Hellman LLP (included in Exhibit
               5.1).

---------------

      * Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant's Current Report on Form 8-K, as filed with the SEC on February 27, 2004.

      ** Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, filed with the Securities and Exchange Commission on May 24, 2004.

      *** Incorporated by reference to the similarly described exhibit previously filed as an exhibit to our Registration Statement on Form SB-2 (Registration No. 33-11321), as filed with the SEC on September 3, 1996).

      **** Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant's Current Report on Form 8-K, as filed with the SEC on March 22, 2000.

      # Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 14, 2004.

      ## Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant's Current Report on Form 8-K, as filed with the SEC on June 7, 2004.

ITEM 28 - UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

            (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

            (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) Include any additional or changed material information on the plan of distribution;

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

      (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      Insofar as indemnification arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the city of New York, State of New York, on June 30, 2004.


                                    GVI SECURITY SOLUTIONS, INC.

                                    (Registrant)


                                    By: /s/  Nazzareno E. Paciotti
                                        --------------------------------
                                        Nazzareno E. Paciotti
                                        Chief Executive Officer and
                                        Chief Financial Officer

      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

       SIGNATURE                 TITLE                                                  DATE

   /s/ Nazzareno E. Paciotti
------------------------------   Chief Executive Officer, Chief
       Nazzareno E. Paciotti     Financial Officer, and Director                    June 30, 2004


 /s/ Howard Safir
------------------------------
     Howard Safir                Chairman of the Board of Directors                 June 30, 2004


      /s/ Richard Berman
------------------------------
    Richard Berman               Director                                           June 30, 2004


      /s/ Bruce Galloway
------------------------------
    Bruce Galloway               Director                                           June 30, 2004


        /s/ Fred Gluck
------------------------------
    Fred Gluck                   Director                                           June 30, 2004


      /s/ Fred Knoll
------------------------------
    Fred Knoll                   Director                                           June 30, 2004


      /s/ Joseph Rosetti
------------------------------
    Joseph Rosetti               Director                                           June 30, 2004


    /s/ David Weiner
------------------------------
     David Weiner                Director                                           June 30, 2004

   /s/ Moshe Zarmi
------------------------------
      Moshe Zarmi                Director                                           June 30, 2004